5/1/02

02036523

MAY 16 2002

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2002 Commission File Number: 0-20235

NORTH AMERICAN PALLADIUM LTD.

(Name of Registrant)

130 Adelaide Street West
Suite 2116
Toronto, Ontario
Canada M5H 3P5

(Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ Assigned File No. ____________ No ☒

If "Yes" is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Exhibit Index begins on page 3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN PALLADIUM LTD.

Date: May 15, 2002

By: Mary Batoff

Title: Secretary

EXHIBIT INDEX

EXHIBIT 1

North
American
Palladium
Ltd.



Annual
Report
2001

In 2001, North American Palladium Ltd.

- completed a major expansion of its Lac des Iles mining operation
- produced 123,281 ounces of palladium
- expanded palladium reserves and measured and indicated resources to 8.0 million ounces
- discovered the extension of the Main High Grade zone at depth

ANNUAL MEETING

North American Palladium Ltd. will hold its Annual and Special Meeting on THURSDAY, JUNE 6, 2002 at 9:30 am in the St. Andrews Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario, Canada

CONTENTS

Relative Performance


47% compounded annual rate of return since 1998
PDL
S&P 500
TSE 300
TSE Gold & Precious Metals
10
8
6
4
2
0
'98
'99
'00
'01



Palladium: The Metal for Clean Air

Worldwide demand for palladium has increased 69% in the last ten years, led by the demand for palladium in autocatalysts. Palladium is used in autocatalysts to reduce harmful engine exhaust emissions from automobiles. Governments around the world are enacting more stringent air emission standards, which explains why, from 1996 to 2001, annual palladium demand in autocatalysts increased by 106% to 4.6 million ounces. During 2001 the average palladium price was US$604 per ounce and ranged from US$315 to US$1,090 per ounce.

Palladium

Palladium uses include:

- automotive catalytic converters
- technology components
- cellular phones
- medical applications
- dental
- chemical
- jewellery


Lac des Iles Mine
Thunder Bay
Sudbury
Toronto
New York
Los Angeles


Jewellery 3%
Other 1%
Electronics 15%
Dental 10%
Chemical 4%
2001
Autocatalysts 67%
(6.8 million ounces)
Source: Johnson Matthey

Palladium Demand by Sector in 2001

Palladium n. a safeguard or source of protection

Indeed palladium remains true to its definition. The primary use for palladium is in the production of autocatalysts, which are used to reduce harmful engine exhaust emissions from automobiles. The exhaust from vehicles powered by internal combustion engines contains harmful pollutants such as unburned hydrocarbons (HC), carbon monoxide (CO) and nitrogen dioxide (NO_2). Global governments and environmental agencies have enacted strict standards to monitor and regulate the emissions of these substances into the air we breathe.

Palladium plays a critical role in the reduction of these harmful substances from automobile exhausts. As a catalyst, palladium encourages the following chemical reactions without actually taking part in the reaction:


Palladium
NO2 CO
Pollutants
HC
HC
CO
NO2
Catalytic Process
H2O
N2
Clean Air Components
CO2


(000's ounces)
Other Uses
Autocatalysts
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
92 93 94 95 96 97 98 99 00 01E
Source: Johnson Matthey

Palladium Demand Growth

Stricter emission standards are planned within the U.S. and Europe by 2004 and 2005 respectively and palladium will play a vital role in this process.

Message to Shareholders

TURNING THE CORNER TOWARDS . . .

...an open pit palladium mining operation of global scale

As the Lac des Iles mine expansion takes hold, North American Palladium's vision is for the Company to become a leading, low cost, open pit palladium producer. We have built the Company on our exploration success at Lac des Iles and we intend to provide our shareholders with continued growth through exploration.

A Year of Transition

In 2001, North American Palladium made the transition from a company undergoing a capital expansion program to one with a large-scale mining operation. We launched the expansion of our Lac des Iles mine in April 2000, embarking on a $226 million program to enlarge the open pit, increase our mining capabilities and construct a new mill. In June 2001, we commissioned our new mill.

On August 29, 2001, we officially gave notice to the world, by way of a formal mine opening ceremony, that our Lac des Iles mine was on its way towards mill throughput of 15,000 tonnes per day.

We look back at 2001 as a year of achievements and challenges. Its highlights included the completion of the Lac des Iles expansion, the continued success of our exploration program and the implementation of a prudent hedging program. Its challenges included a volatile palladium price and delays with the new mill reaching its designed throughput and palladium recovery.

In 2001, the palladium price declined from a record high in January of US$1,090 per ounce to a low of US$315 per ounce in November. Clearly, lower metal prices affected our bottom line. In addition, the new mill's start-up schedule and performance did not meet our expectations. Mill throughput was lower than anticipated, because the Semi-Autogenous Grinding (SAG) mill circuit did not reach its design capacity of 15,000 tonnes per day.



PDL

Newly constructed facilities including 15,000 tonnes per day mill

Palladium recovery was lower than design because of constraints within the original design of the flotation circuit. As these problems surfaced, we addressed them expeditiously and systematically. In 2001, we acquired a new, larger, pebble crusher and re-activated the flotation circuit in the old mill. These steps improved mill performance, but further work is required to bring the mill to capacity. These challenges have only strengthened our resolve to meet our short-term operating targets. Furthermore, we are confident during 2002 we will begin to identify and implement long-term solutions to the operating challenges.

In 2001, the Company increased palladium production by 30% to 123,281 ounces. Other metal production included 10,073 ounces of platinum, 9,603 ounces of gold, 3,123,763 pounds of copper and 1,595,179 pounds of nickel. Palladium recoveries averaged 67.4% in 2001. The modifications we are making at the mill are resulting in improvements to both mill throughput and average palladium recoveries. In the fourth quarter of 2001, mill throughput increased to 12,463 tonnes per day at an average palladium recovery of 70.4%. In the first quarter of 2002, mill throughput and average palladium recovery improved further to 13,391 tonnes per day and 73.0% respectively.

Revenues increased to $121.5 million in 2001 versus $109.5 million in 2000. Net income was $7.5 million or $0.15 per share compared to net income of $61.5 million or $2.00 per share the previous year. Operating cash flow decreased to $34.4 million ($65.8 million in 2000) before changes in non-cash working capital.

2002 Action Plan

We are determined to meet our operating objectives in the year ahead. The key consideration is to continue to improve the operation of the new mill. Our goals are to operate the mill at its design capacity of 15,000 tonnes per day and to ultimately attain an average palladium recovery of 78%. To accomplish this, we require further modifications to the grinding circuit and the flotation circuit in the mill. Palladium recoveries have been improving since the third quarter of 2001 and we expect to build on this momentum in 2002.

During 2002 we will also continue to focus on streamlining all aspects of our operations and reducing the Company's cost structure. At the end of 2001, the stockpiles of broken ore on surface contained approximately 274,000 ounces of palladium. As a result, the Company can reduce mining activity in 2002 without affecting the projected mill throughput of 15,000 tonnes per day. The cost cutting initiatives we introduced late in 2001 included a reduction in the workforce, and will result in an estimated annual saving in excess of $7 million. These measures are necessary to enhance the operation, reduce the cash cost per ounce of palladium produced and improve profitability.

Growth Through Exploration

One of the highlights in 2001 was the continued success of the Company's exploration program at the Lac des Iles mine. At December 31, 2001, the proven and probable reserves and measured and indicated resources were estimated to contain 8.0 million ounces of palladium as compared to 7.4 million ounces of palladium at the end of 2000. To date, the palladium discovery cost in the Roby zone has been less than US$2.00 per resource ounce.

In 2001, the Company carried out 28,607 metres of drilling which targeted the down dip extension of the Main High Grade zone and discovered the faulted extension of the Main High Grade zone at depth, which we refer to as the Offset High Grade zone. The Offset High Grade zone has been traced from a vertical depth of 560 metres to 903 metres and is 250 metres to the west of the Main High Grade zone. It has been drilled over a strike length of 300 metres and remains open in all directions. One of the highlights of the 2001 drill campaign was the intersection within the Offset High Grade zone of 54 metres at a grade of 5.44 grams per tonne palladium, which included 10.5 metres at a grade of 10.32 grams per tonne palladium.

Our immediate strategy for long-term growth will be centred on our exploration program and the potential for an underground mining operation below the ultimate pit depth of 400 metres. The 2002 exploration program will continue to target the potential of the Offset High Grade zone at depth. At the same time the Company will undertake a scoping study to determine the economic potential of an underground expansion. In addition, the Company will conduct grassroots exploration activity on the more than 15,000 hectares we control in and around the mine site.

Prudent Financial Management

In 2001, we entered into long-term forward sales contracts for palladium. The Company has sold forward 50,400 ounces in each of 2002 and 2003 at US$945 per ounce and US$899 per ounce respectively. These contracts are in addition to our long-term palladium sales contract which provides a minimum palladium price of US$325 per ounce on 100% of production and a ceiling of US$550 per ounce on 50% of production to June 2005.

We have also arranged a US$20 million revolving credit facility to finance working capital requirements and further capital improvements for the mill. The credit facility has been arranged with Kaiser-Francis Oil Company, North American Palladium's majority shareholder. The rate of interest under the facility will equal LIBOR plus a margin of 2.25%.

We remain committed to our program for debt reduction. In 2001, the Company repaid US$4.2 million of the US$90 million project loan and we are scheduled to repay an additional US$21.1 million in principal payments in 2002.

Building the Road Forward

While 2001 was a challenging year, we believe we have turned the corner. We look forward to 2002 with optimism and resolve to complete the required improvements. North American Palladium's Lac des Iles mine is a high quality Platinum Group Metals (PGM) asset and we intend to demonstrate this in the coming year. Our exploration program is geared towards generating solid growth in the years ahead. In the short term our focus is to improve the current operation in order to generate above average returns and improve shareholder value.



President and CEO, Keith Minty

Late last year the employees of North American Palladium were asked to respond to the challenges faced by the Company. I am pleased to report that our employees have responded to the challenge. They have embraced the strong steps required to improve the operating efficiency at Lac des Iles and have put us on the path towards profitable growth. On behalf of the Board of Directors, I extend our gratitude and appreciation to all of our employees. To our shareholders, we thank you for your continued support.

Respectfully,

Keith C. Minty
President and Chief Executive Officer
April 12, 2002

Frequently Asked Questions

SENIOR MANAGEMENT RESPONDS

• WHAT IS YOUR OUTLOOK FOR PALLADIUM?

We continue to be positive on the palladium fundamentals. The primary use for palladium is in the production of autocatalysts, which are used to reduce harmful engine exhaust emissions from automobiles. Governments around the world are enacting more stringent emission standards, which explains why, from 1996 to 2001, annual palladium demand in autocatalysts increased by 105% to 4.6 million ounces. Stricter emission standards are planned within the U.S. and Europe by 2004 and 2005 respectively. Given the movement by global governments to enact more stringent air emission standards, we expect palladium demand to continue to increase.

The palladium price was quite volatile in 2001, ranging from a high of US$1,090 per ounce to a low of US$315 per ounce. High palladium prices can prompt substitution to other metals such as platinum. However, the palladium price is currently in the lower end of the price range and more than US$100 per ounce lower than the platinum price, which should encourage the continued use of palladium. Global supply is affected by exports from Russia, the world's largest palladium producer. Independent research indicates that Russian stockpiles have been declining since 1995. Demand for palladium is primarily a function of global automobile sales. Despite the global slowdown in 2001, automobile sales exceeded expectations, and continued to be above projections early in 2002. These factors bode well for palladium in the future.

• ARE NORTH AMERICAN PALLADIUM SHARES LEVERAGED TO THE PALLADIUM PRICE?

Yes, North American Palladium shares are leveraged to the price of palladium. The shareholders of the Company participate in the upside when the palladium price increases but have limited downside exposure at lower palladium prices, as a result of a long-term sales contract with a major automobile manufacturer.







The Lac des Iles mine was officially opened on August 29, 2001. Over 500 visitors, including mining analysts, media reps, government officials and associates of the Company toured the facilities and gained a greater appreciation and understanding of the scope and scale of the operations.

Under the terms of the contract, we have a floor price of US$325 per ounce on 100% of our production, and a cap on 50% of our production at a ceiling price of US$550 per ounce until June 2005. This contract protects the shareholder at palladium prices below US$325 per ounce but allows for participation in future increases in the palladium price.

• DID THE COMPANY TAKE ADVANTAGE OF THE HIGHER PALLADIUM PRICES EARLY IN 2001?

The Company's hedge program is designed to capture exceptional palladium prices and secure long-term profitability. Early in 2001 we sold forward 50,400 ounces in each of 2002 and 2003 at palladium prices of US$945 per ounce and US$899 per ounce respectively. The aggregate unrealized mark-to-market value of these forward sales hedge positions based on the December 31, 2001 palladium spot price was approximately $56.2 million. Our hedge program to date has been successful and we will continue to hedge selectively, while allowing for participation in higher palladium prices when they occur.

• WHEN DOES THE COMPANY EXPECT THE PERFORMANCE OF THE NEW MILL TO IMPROVE?

Although the new mill was commissioned in June 2001, it is not yet operating at its design throughput and recovery. Two main issues have been identified. Firstly, the Company must optimize the blend of fine material with coarser, primary crusher feed material to maximize the efficiency of the Semi Autogenous Grinding (SAG) mill. Secondly, it must improve the palladium recovery performance of the flotation circuit. These issues are not uncommon in the commissioning of a large-scale mining operation. We now have a better understanding of the operating parameters within the mill and are addressing the issues systematically. An engineering study is underway to optimize the SAG mill throughput. In addition, we are continuing to improve the performance of the flotation circuit. We are working diligently and expect gradual improvements to the performance of the new mill during 2002.



PDL

Primary crusher facility

· ARE ENVIRONMENTAL ISSUES IMPORTANT TO NORTH AMERICAN PALLADIUM?

The environment is of paramount importance to us. At the mine site, we anticipate our operation will have minimal impact on the environment, thanks to the way it has been designed and the nature of the host rocks. The tailings, which consist primarily of silica and talc, are benign and readily support vegetation. The effluent requires only primary treatment for the settlement of solids prior to release into the environment, and there are minimal air emissions at Lac des Iles.

It is important for our shareholders to recognize that the primary purpose of the palladium we produce and sell is to reduce harmful automobile engine emissions. The palladium is used in autocatalysts to convert harmful substances such as hydrocarbons, carbon monoxide and nitrous oxides into less harmful substances. In effect, we produce a metal to clean the air we breathe.

· CAN THE BALANCE SHEET SUPPORT THE GROWTH PROSPECTS OF THE COMPANY?

We are committed to strengthening the balance sheet as palladium production increases in the upcoming years. In 2002, the Company is scheduled to make US$21.1 million in debt repayments. We believe a stronger balance sheet will position the Company to take advantage of future opportunities including a potential underground operation. We want to be in a position to fund any future capital requirements with internal cash flow and incremental debt financing if required. A strengthened balance sheet allows for financial flexibility, which is an important consideration for potential value enhancing options such as the development of an underground operation.

· WILL EXPLORATION CONTINUE TO BE A DRIVER OF GROWTH FOR THE COMPANY?

Since 1998, the exploration program at Lac des Iles has been highly successful. As a result, our mineral reserves and resources have increased dramatically; at the end of 2001 they contained 8.0 million ounces of palladium compared to 1.3 million ounces in 1998. Our proven and probable open pit reserves at December 31, 2001, contained 4.6 million ounces of palladium. Our palladium resource discovery costs since 1998 have been extremely low, at less than US$2.00 per ounce.

During 2001, the Company discovered the new Offset High Grade zone between 560 metres and 903 metres below surface. The intercepts within this zone were exceptional, with grades averaging 5.2 grams of palladium over a true thickness of 23 metres. We are extremely encouraged with these results and will continue to test the potential for an underground operation below the planned ultimate pit depth of 400 metres.

We continue to believe that our best prospects for growth are located in and around the Lac des Iles mine property. In 2002, we intend to further delineate resources in the area. In addition, exploration will be conducted on our most promising grassroots properties, all of which are located within 80 kilometres of the mine site.

Reserve and Resource Growth
(1998 - 2001)


515%
Increase
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Palladium Ounces (millions)
1998
1999
2000
2001
Measured and Indicated Resources
Proven and Probable Reserves

Lac des Iles Mine
Statement of Mineral Reserves and Resources [1] [2] [3]

DECEMBER 31, 2001

	Tonnes (000)	Palladium (g/tonne)	Platinum (g/tonne)	Gold (g/tonne)	Copper (%)	Nickel (%)	Palladium (000 oz.)	Platinum (000 oz.)
Reserves								
Proven	59,940	1.50	0.17	0.12	0.06	0.05	2,892	326
Probable	33,561	1.58	0.17	0.12	0.05	0.05	1,709	182
Total Proven and Probable	93,501	1.53	0.17	0.12	0.06	0.05	4,601	508
Resources (In addition to Reserves)								
Measured	29,034	1.69	0.20	0.12	0.05	0.06	1,576	183
Indicated	36,888	1.50	0.15	0.10	0.05	0.05	1,780	180
Total Measured and Indicated	65,922	1.58	0.17	0.11	0.05	0.05	3,355	364
Inferred Resources	72,999	1.57	0.15	0.10	0.05	0.05	3,683	364

[1] The resources, which are not reserves, do not have demonstrated economic viability and are beyond the ultimate pit dimensions. The Company will be completing a scoping study to determine the viability of an underground operation.

[2] Mineral Reserves and Resources calculated at a cut-off grade of 0.7 grams of palladium per tonne and an average long-term palladium price of US$400 per ounce.

[3] C. Turek, P.Eng., prepared the reserve estimate calculation and M. Lavigne supervised the 2001 exploration program. D. Kim and D. Redmond prepared the resource estimate calculation. Messrs. Turek, Lavigne, Kim and Redmond are "qualified persons" as defined in NI43-101 and are employees of the Company.

Mineral Reserves and Resources Definitions

Mineral Reserve
A 'Mineral Reserve' is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserve
A 'Proven Mineral Reserve' is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economical extraction is justified.

Probable Mineral Reserve
A 'Probable Mineral Reserve' is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource, demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economical extraction can be justified.

Mineral Resource
A 'Mineral Resource' is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource
A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource
An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource
An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Source: CIM Committee on Reserve Definitions

Mining Operations

DAILY MINE PRODUCTION IN 2001 INCREASED TO 68,336 TONNES PER DAY

Mine production from the Lac des Iles open pit in 2001 grew to a record 24.9 million tonnes of ore and waste combined. The 2001 mine production represents more than a two-fold increase over the 10.2 million tonnes mined in 2000. The material mined came exclusively from the Phase 3 Roby pit, as scheduled in the expanded mine plan. The increase in mine production was achieved with a new higher capacity mining fleet which was substantially commissioned by February 2001, and the implementation of an expanded mine plan. The new fleet includes eight 190-tonne trucks, an 18 cubic metre shovel and a 23 cubic metre shovel.

Mine production of ore and waste in 2001 averaged 68,336 tonnes per day with peak production averaging 77,437 tonnes per day during October. In 2000, daily mine production averaged 27,939 tonnes of ore and waste. Ore production for 2001 totaled 5.8 million tonnes grading 1.44 grams of palladium per tonne, compared with 2.7 million tonnes grading 2.95 grams of palladium per tonne in 2000.

As a result of the accelerated mining schedule, the broken ore stockpiles grew to 6.4 million tonnes grading 1.33 grams of palladium per tonne and containing 274,000 ounces of palladium at the end of 2001. In December, mine production was reduced to 59,000 tonnes per day of ore and waste and will be further reduced to 54,000 tonnes per day in 2002. During 2002, mill feed will be sourced from broken ore stockpiles as well as from mine production.

Roby Pit Ore Production and Grades	Ore Tonnes (000)	Palladium (g/t)	Platinum (g/t)	Gold (g/t)	Copper (%)	Nickel (%)
2001	5,768	1.44	0.16	0.10	0.04	0.06
2000	2,690	2.95	0.23	0.24	0.08	0.10
1999	1,272	2.65	0.24	0.24	0.09	0.11

Historical Mine Production	2001	2000	1999	1998	1997
Ore Tonnes Mined	5,768,157	2,689,634	1,271,816	873,929	827,875
Waste Tonnes Mined	19,174,635	7,508,117	4,115,159	3,923,731	1,704,460
Stripping Ratio	3.32:1	2.79:1	3.23:1	4.49:1	2.06:1
Average Daily Production (Tonnes)	68,336	27,939	14,758	13,144	6,937

Larger mine equipment resulted in higher pit production


FC5500

Milling Operations

DAILY PRODUCTION CONTINUES TO IMPROVE

Palladium production from the Lac des Iles mine increased to 123,281 ounces in 2001, as a result of higher throughput after the commissioning of the new mill in June 2001. Ore processed in 2001 totaled 2,662,240 tonnes at an average palladium grade of 2.14 grams per tonne and an average palladium recovery of 67.4%.

The old mill was in operation until June 24, 2001 when it was decommissioned. Ore processed in the old mill in 2001 totaled 426,107 tonnes at an average feed grade of 3.24 grams of palladium per tonne. Concentrate production totaled 5,755 tonnes containing 31,824 ounces of palladium, representing a palladium recovery of 71.8%.

On June 1, 2001, the newly constructed mill was commissioned, and by year-end processed 2,236,133 tonnes of ore at an average feed grade of 1.93 grams of palladium per tonne. A total of 15,942 tonnes of concentrate was produced containing 91,457 ounces of palladium, representing a palladium recovery of 66.0%.

Availability in the new mill was 85.1% from startup to the end of the year. A number of modifications were required to improve production throughput. A portable secondary crushing system was commissioned to provide additional feed of finer ore into the SAG mill which has increased SAG mill throughput. A new pebble crusher was installed in the SAG mill circuit and the SAG mill feed chute was replaced. Modifications to scrap metal removal magnets and the pebble crusher feed conveyor have also contributed to improved mill throughput.

In October 2001, piping was installed to connect the flotation cells located in the old mill to the cleaning circuit in the new mill. The additional flotation capacity has improved palladium recovery and allows for additional testing to help determine the ultimate configuration and capacity of the flotation circuit. Additional modifications within the grinding circuit have resulted in a further reduction in the ore particle size and a higher palladium recovery. Further revisions to the mill are in process and are expected to result in continued improvements in palladium recovery.

In the fourth quarter of 2001, with throughput and recoveries improving as a result of the various changes introduced to the circuit, the mill processed 1,146,563 tonnes of ore or 12,463 tonnes per day at an average palladium grade of 1.99 grams per tonne to produce 51,475 ounces of palladium at a recovery of 70.4%. Production in early 2002 is demonstrating that the performance of the new mill is continuing to improve.

Year	Ore Milled (tonnes)	Concentrate (tonnes)	Palladium (ounces)	Platinum (ounces)	Gold (ounces)	Copper (lbs)	Nickel (lbs)
2001	2,662,240	21,697	123,281	10,073	9,603	3,123,763	1,595,179
2000	893,017	14,271	95,116	6,074	6,035	1,362,266	1,035,485
1999	894,168	10,286	64,441	4,744	4,888	1,377,464	973,817
1998	859,942	10,843	84,228	5,535	5,079	1,229,309	914,030
1997	728,641	9,579	66,086	4,588	4,324	1,133,565	864,093



Mill control room overlooking SAG mill

Exploration

FAULTED EXTENSION OF MAIN HIGH GRADE ZONE DISCOVERED AT DEPTH



Drilling Program Successful

The primary goal of North American Palladium's exploration activities in 2001 was to expand the mineral resources at the Lac des Iles mine. The exploration program was successful in identifying additional resources and discovering the faulted extension of the Main High Grade zone at depth referred to as the Offset High Grade zone. The discovery cost for the additional palladium resources in 2001 remained at less than US$2 per ounce.

In 2000, the core drilling program fully delineated the depth to which the Roby zone mineralization could be extracted economically by open pit mining. Consequently, in 2001 the Company turned its attention to the downward extension of the Main High Grade zone within the Roby zone and its potential as an underground resource. The 2001 drilling campaign was designed to test deep targets below the ultimate pit depth of 400 metres.

As a result of the 2001 drilling program, by December 31, 2001, proven and probable reserves and measured and indicated resources had increased to 159 million tonnes averaging 1.55 grams of palladium per tonne, containing 8.0 million ounces of palladium. The resources were calculated at a cut-off grade of 0.7 grams of palladium per tonne. This compares to 146 million tonnes averaging 1.57 grams of palladium per tonne and containing 7.4 million ounces of palladium at the end of 2000.

In addition, resources in the inferred category at December 31, 2001, increased to 73 million tonnes averaging 1.57 grams of palladium per tonne. This includes the newly discovered Offset High Grade zone comprising 6.1 million tonnes averaging 5.20 grams of palladium per tonne. This compares with 19.7 million tonnes of inferred resources grading 1.69 grams of palladium per tonne at the end of 2000. The significant increase in resources in the inferred category relates to the wide, 60-100 metre spacing of deep core drill holes used to test below the ultimate pit depth of 400 metres. The wide spacing was chosen in order to expeditiously provide a better understanding of the geology at depth.

Resource Expansion Rationale

The 2001 resource expansion program was built on the success of the drilling campaigns in 1999 and 2000. At the end of 2000, the Main High Grade zone, beneath the ultimate pit depth of 400 metres contained a measured and indicated resource of 2.7 million tonnes grading 7.48 grams of palladium per tonne at a cut-off grade of 3.5 grams of palladium per tonne. The zone ranges in thickness from 3 to 48 metres, and has an average thickness of 17 metres. Deep drilling in early 2000 intercepted the zone to a depth of 620 metres, confirmed its continuity and suggested it might extend farther. The focal point of the 2001 drill program was to further explore the Main High Grade zone, since it has the greatest potential for additional reserves.

The Company executed a three phase core drilling campaign during 2001. Early in the year, nine holes were collared in an area east of the Roby pit, to generate in-fill data for the deep drilling that was completed in early 2000. Two of these holes were designed to provide geological information that would

Roby Pit Phase 3 Development and Roby Zone Geology
(Looking west)




West
East
Pyroxenite
Gabbro
Breccia
Gabbronorite
East Gabbro
MAIN ZONE
ULTIMATE PIT OUTLINE
Open
Fault
11.867g Pd / 9.0m
OFFSET ZONE
Open

In the last four years, North American Palladium has increased its reserves and measured and indicated resources by 515%. The 2001 exploration program discovered the Offset High Grade zone at depth.

improve the understanding of structures at depth. This information was critical in establishing that the Roby zone had been truncated by a fault at depths from surface ranging from 400 metres to 700 metres, and that the zone was apparently displaced westwards up to 250 metres. The geometry created by the fault offset was such that each subsequent drill hole could be oriented to intercept both the Main High Grade zone above the fault, and the Offset High Grade zone below the fault. Ultimately, several drill holes, which had previously intercepted the Main zone at depths ranging from 500 to 650 metres, were deepened. These extended holes intercepted the Offset zone at depths ranging from 700 to 900 metres and resulted in a significant saving in drilling costs.

Based on a better understanding of the controls on the distribution of mineralization at depth obtained from the first phase of drilling, a more aggressive three-drill campaign commenced in mid-May 2001. By mid-August, 17 holes totaling 15,553 metres were completed, as well as extensions on 12 previously drilled holes totaling 2,871 metres. In total, 20 holes intersected the High Grade zone, both above (Main High Grade zone) and below (Offset High Grade zone) the fault. The Offset High Grade zone has been traced from a vertical depth of 560 metres to 903 metres and has been drilled over a 300 metre strike length. The average true thickness of this zone is 23 metres at a cut-off grade of 3 grams of palladium per tonne. This zone not only remains open to the south and at depth, but also towards surface beneath the fault. Movement on the fault is interpreted to be oblique normal, resulting in displacement of the Offset zone towards surface. Within the Offset High Grade zone drill



hole 01-020 intersected 54 metres of mineralized material grading 5.44 grams of palladium per tonne, which included a 10.5 metre intercept grading 10.32 grams of palladium per tonne. In addition, hole 01-020 intersected 13.3 metres grading 11.19 grams of palladium per tonne and hole 01-059 intersected 12.90 metres grading 8.69 grams of palladium per tonne.

The second phase of the drilling program was successful in increasing the strike length of the Main High Grade zone to 390 metres. The zone is cut off by the fault at depths ranging from 390 metres to the south to 625 metres to the north but remains open to the north and down plunge. In the Main High Grade zone, hole 01-055 intersected 15 metres grading 7.88 grams of palladium per tonne and hole 01-056 intersected 9 metres grading 11.87 grams of palladium per tonne.

The third phase of the drill campaign took place in October and included 10 holes totaling 4,085 metres, which targeted the southwestern extension of the Roby zone. This drilling consisted of step-out holes, which extended known areas of mineralization and investigated the possibility of new satellite zones.

The Company will be completing an internal scoping study to determine the economic parameters for a possible underground operation below the planned ultimate pit depth of 400 metres. The results from the study will guide the Company in the development and implementation of future exploration programs on the mineralized zone at depth.

Surface Exploration

Surface exploration programs continued in 2001 within a number of key target areas. The primary areas of interest were the Baker and Creek zones which are located less than two kilometres east of the mine site, where palladium occurrences have been encountered. These zones were exposed at surface in an effort to improve the definition of the surface dimensions and the geological controls related to mineralization. In addition, work continued on some of the most prospective areas, including Buck Lake, the North Lac des Iles properties, where geophysical surveys were conducted last winter, and the Disraeli Lake property where a magnetic survey was conducted.

Geological mapping of the Mine Block Intrusion, which encompasses all known mineralization within the mine site area, was completed and is currently being interpreted in an effort to generate new targets. Additional geological mapping was also conducted in the area of the Murphy zone northeast of the mine site. This information will be integrated with the results from the detailed geophysical surveys conducted during the winter of 2000-2001 in an effort to select the best targets in overburden-covered areas. A mapping and sampling crew also evaluated the results of the geophysical surveys conducted at the Buck Lake property. Several geophysical targets at depth remain to be tested.

Opportunities to delineate additional resources near surface still exist at the mine site. There is potential for satellite mineralization on the west side of the Roby zone, and further step-out drilling is planned for this area. Follow-up analysis is also required on the southeastern margin of the Roby zone, where mineralization was discovered from previous surface sampling campaigns.

Subsequent to final evaluations and ground checks, both the Wakinoo Lake and Tib Lake properties have been optioned to a third party. The Company holds an option to retain a 50% interest in each of these properties.

2002 Exploration Program

The 2002 exploration program will prioritize activities that are expected to lead to a further increase in resources at the mine site. Further delineation drilling will be completed at Lac des Iles with a primary focus on the evaluation of the underground mining potential below the ultimate Roby pit. In addition, near surface mineralization close to the mine site will continue to be evaluated.

The Company will continue to seek new, high quality exploration opportunities by acquiring grassroots properties. However, the Company's immediate goal is to continue to develop the Lac des Iles property, which holds the greatest exploration potential for continued and immediate growth at North American Palladium.


Tib Lake Intrusion
Tib Lake Property
Lac des Iles Complex
LAC DES ILES MINESITE
Buck Lake Property
N
Wakinoo Lake Property


LAC DES ILES
North Roby Zone Extension
Proposed Ultimate Roby Pit Boundary December 31, 2001
SE Roby Zone Extension
Baker Zone
Creek Zone
Camp Road Zone
Roby Zone
Twilight Zone
Baker Zone Extension
CAMP LAKE
Gabbronorite Complex
Pyroxenite
Varitextured Gabbro
East Gabbro
Granites

PDL

Near surface mineralization continues to be evaluated around Lac des Iles

Management's Discussion and Analysis of Financial Results

The following is management's discussion and analysis of operations and financial position and should be read in conjunction with the Company's consolidated financial statements that are included elsewhere in this annual report. It is intended to provide additional information on the Company's performance, financial position and outlook.

Overview and Strategic Activities

North American Palladium Ltd. (the "Company") operates the Lac des Iles mine located 85 km northwest of Thunder Bay, Ontario. The mine is Canada's only primary producer of platinum group metals and contains one of the largest open pit bulk mineable palladium reserves in the world. Palladium use in the auto industry continues to be an important component in controlling exhaust emissions as mandated by more stringent hydrocarbon emission standards for cars, light trucks and SUV's, particularly in the United States, Europe and Japan.

During the first half of 2001, the Company completed a major expansion of the Lac des Iles operation including the construction of a new 15,000 tonnes per day mill. The new mill was commissioned on June 1, 2001, and the existing smaller scale mill was decommissioned on June 24, 2001. The Company spent the second half of 2001 optimizing the grinding and flotation circuits in the new mill. Steady improvement was made during this time although the ramp up to designed throughput and recovery was slower than expected. The Company is continuing with its efforts to achieve the designed throughput and recovery of the new mill.

The Company hedges the price of its palladium production under a long-term contract with a major automotive manufacturer (the "Palladium Sales Contract"). The hedge price is based on the monthly average spot price for palladium with a floor price of US$325 per ounce for 100% of production and a ceiling price of US$550 per ounce for 50% of production. The remaining 50% of production is sold at market prices. The Palladium Sales Contract expires on June 30, 2005.

Results of Operations

The Company generated gross revenue from metal sales of $121.5 million in 2001, compared to $101.9 million in 2000. Revenue in 2001 from the sale of palladium before the mark-to-market effect of hedging arrangements and price changes was $108.8 million compared to $78.6 million in 2000. The revenue increase was due to a 30% increase in palladium production, despite a fall in the average palladium price. During 2001, the spot price of palladium per ounce ranged from a high of US$1,090 to a low of US$315 and averaged US$604 compared to an average of US$681 during 2000 (London P.M. Fix). During 2001, 20,700 ounces of palladium were subject to the cap of US$550 under the terms of the Palladium Sales Contract. Palladium production sold to third-party smelters takes up to six months from time of receipt at the smelter to settle. The price adjustment relating to palladium settled and awaiting settlement was a negative $5.8 million in 2001 due to a weakening palladium price though the year. This compares to a positive price adjustment of $17.2 million in 2000 when the palladium price was strengthening. Revenue from other metal sales was $18.6 million in 2001 compared to $13.7 million in 2000 reflecting the increased production of platinum, gold, copper and nickel from the expanded mining and milling operation.

During 2001, the combination of the old mill and the new larger mill processed 2,662,240 tonnes of ore, compared to 893,017 tonnes in 2000. The ramp-up to designed capacity (15,000 tonnes per day) and palladium recovery (82%) has taken longer than expected. In the fourth quarter of 2001 the throughput averaged 12,463 tonnes per day at a palladium recovery rate of 70.4%. The palladium head grade in 2001 was lower at 2.14 grams per tonne as planned, compared to 4.48 grams per tonne in 2000 when mining occurred in a higher grade section of the open pit. Mill palladium recoveries in 2001 were lower at 67.37% as compared to 73.95% in 2000. Due to the increased volumes of ore mined and treated in 2001, production costs increased to $66.4 million compared to $22.5 million in 2000. While the old and new mining and milling operations are not directly comparable, cash costs to produce palladium (production costs including overhead and smelter treatment, refining and freight costs), net of other metal revenues and royalties, increased significantly to US$340 per ounce in 2001 compared to US$142 per ounce in 2000. This increase was due to the lower than anticipated mill throughput and palladium recoveries.

Income from mining operations was $23.4 million in 2001 compared to $63.6 million for the previous year. Income from mining operations includes a write-down of $4.6 million pertaining to the old mill and associated equipment, which was removed from service with the commissioning of the new mill.

Other income and expense, which includes interest income and expense, exploration and foreign exchange losses, was an expense of $9.8 million in 2001 compared to $16.0 million in 2000. Effective January 1, 2001, the Company adopted, on a retroactive basis, the new CICA recommendations for foreign currency translation. Previously, the Company deferred and amortized unrealized exchange gains and losses on long-term monetary items on a straight-line basis over the remaining life of the asset or liability. By following the new recommendations, the Company records the unrealized exchange gains and losses on long-term monetary items in the consolidated statements of operations and deficit in the period in which they occur. The impact of the change in accounting policy for the year ended December 31, 2001 was to increase foreign exchange loss by $6.1 million and to decrease net income and net income per share by $4.8 million and $0.10 respectively. On January 1, 2001 the Company adopted new CICA recommendations relating to certain of the Company's exploration activities. In the past, certain exploration costs not covered by a feasibility study were capitalized. In 2001, the Company expensed $0.9 million of such exploration expenditures.

The Company capitalized interest costs relating to the project term loan until commissioning of the mill on June 1, 2001. For the balance of the year, the Company expensed $3.4 million of interest costs. In 2000, interest expense of $9.2 million related to the notes and interest payable to Kaiser-Francis Oil Company ("Kaiser-Francis") which were repaid on October 13, 2000 from the proceeds of the public equity issue.

Net income for the year was $7.5 million or $0.15 per share (diluted) compared to $61.5 million or $2.00 per share (diluted). The prior year's tax provision included a future income tax recovery of $15.0 million relating to the recognition of the Company's realizable tax loss carryforwards.

			2001		
($000, except per share amounts)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Full Year
Revenue from metal sales	23,302	25,358	29,376	31,459	109,495
Net income (loss)	1,283	7,707	(6,639)	5,159	7,510
Net income (loss) per share	0.03	0.15	(0.13)	0.10	0.15
Fully diluted net income (loss) per share	0.03	0.15	(0.13)	0.10	0.15

			2000		
($000, except per share amounts)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Full Year
Revenue from metal sales	20,203	21,178	23,225	56,890	121,496
Net income	8,497	10,015	14,738	28,293	61,543
Net income per share	0.58	0.69	1.06	0.63	2.80
Fully diluted net income per share	0.54	0.53	0.66	0.61	2.00

Liquidity and Capital Resources

Cash flow from operations (prior to changes in non-cash working capital) was $34.4 million in 2001, compared to cash flow from operations of $65.8 million in 2000. The $31.4 million decrease in cash flow compared to the prior year was primarily due to lower metal prices and significantly higher operating costs. Changes in non-cash working capital consumed $31.4 million of cash in the current year, largely relating to an increase in the value of concentrate awaiting settlement at the third-party smelters. Palladium awaiting settlement grew to 78,445 ounces at December 31, 2001 compared to 40,739 ounces at December 31, 2000. In addition, the volume of crushed and broken ore inventory increased by 219% during 2001, resulting in an increased value of $10.3 million during the year. The Company expects to draw down the crushed and broken ore inventory during 2002 in conjunction with a scheduled scaling back of mining operations. After allowing for non-cash working capital changes, cash provided by operations was $2.9 million in 2001 compared to cash provided by operations of $39.8 million in 2000.

Investing activities required $84.8 million of cash in 2001, with the main activity being $116.7 million incurred on additions to plant and equipment and $3.6 million on exploration and development at the Roby open pit. This contrasts with $171.2 million of investing activities in 2000, including $120.4 million on the additions to plant and equipment. The 2001 additions were financed in part by a realization of $35.4 million in short-term investments. In total the Company spent $225.6 million on the expansion project, including $5.0 million of capitalized interest. Financing activities raised net proceeds of $79.1 million in the current year compared to net proceeds of $135.7 million in the prior year. The expansion project was funded in part with a US$90 million project term loan, which was completely drawn by the end of the third quarter 2001. The project term loan facility is required to be repaid in quarterly installments, the first installment being made on December 31, 2001 in the amount of US$4.2 million. In December 2001, the Company secured a US$20 million loan facility from its major shareholder Kaiser-Francis. This incremental loan facility was necessitated by the slower than expected ramp-up of the new mill. The funds will be used to meet working capital requirements and for possible further capital upgrades to the mill.

Risks and Uncertainties

The price of palladium is the most significant factor influencing the profitability of the Company. In 2001, sales of palladium accounted for approximately 84.5% of the Company's revenue. Many factors influence the price of palladium, including global supply and demand, speculative activities, international political and economic conditions and production levels and costs in other platinum group metal-producing countries, particularly Russia and South Africa. To offset the price risk, the Company entered into the Palladium Sales Contract and other hedge contracts to cover a portion of expected annual production as set out below.

The development of a substitute alloy or synthetic material which has catalytic characteristics similar to platinum group metals may result in a future decrease in demand for palladium and platinum.

Currency fluctuations may affect cash flow since production currently is sold in United States dollars, whereas the Company's administration, operating and exploration expenses are incurred in Canadian dollars. As a result, changes in the exchange rate between Canadian and United States dollars can affect revenue and profitability. The Company does not generally hedge the risk of foreign exchange exposures.

The Company is dependent on one mine for its metal production. The business of mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual and unexpected rock formations, pit slope failures, flooding and periodic interruptions due to inclement weather conditions or other acts of nature, mechanical equipment and facility performance problems and the availability of materials and equipment. These risks could result in damage to, or destruction of, the Company's properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Although the Company maintains insurance in respect of the mining operations that is within ranges of coverage consistent with industry practice, such insurance may not provide coverage of all the risks associated with mining.

Outlook

North American Palladium Ltd. completed a major expansion of its operations by mid 2001 and is making the transition from a construction project to a large-scale mining operation. In the fourth quarter of 2001, the Company implemented a program to streamline operations and reduce costs. Cost cutting initiatives have been implemented including a 16% reduction in the workforce and ancillary services. Achieving our operating objectives in 2002 is our highest priority and will allow the Company to considerably strengthen its financial position. The Palladium Sales Contract, with a floor price of US$325 per ounce, is an important cornerstone in achieving a stronger financial position. To further strengthen the financial position, the Company designed a hedge program to capture the exceptional palladium prices experienced in early 2001. The Company has sold forward 50,400 ounces at US$945 per ounce in 2002 and 50,400 ounces at US$899 per ounce in 2003. At December 31, 2001, concentrates awaiting settlement included the mark-to-market impact of $20.3 million representing 25,200 ounces of these forward hedge positions. The aggregate unrealized mark-to-market value of these forward sales hedge positions based on the December 31, 2001 palladium spot price was approximately $56.2 million. These forward sales contracts will provide the Company with operating margin stability and importantly will also provide the Company with financial flexibility, including the option to accelerate the term loan repayment schedule. In 2002, the Company has scheduled principal payments on the project term loan of US$21.1 million.

Achieving our operating objectives and the resulting strengthening of the Company's financial position will allow the Company to exploit the future exploration potential at the Lac des Iles mine and other nearby property holdings. Since early 1998, the Company has tripled its land holdings in the Lac des Iles area to 15,174 hectares, steadily staking and purchasing additional claims within 80 kilometres of its operating mine. The Company's 2000 exploration program increased resources by 48% from 5.0 million ounces of palladium in December 1999 to 7.4 million ounces of palladium in December 2000. The focal point of the 2001 exploration program was to test deep drill targets below the maximum pit depth of 400 metres. The deep drill program successfully identified additional resources and more importantly resulted in the discovery of the Offset High Grade zone. The 2001 exploration program increased the inferred resource category to 73 million tonnes grading 1.57 grams per tonne of palladium, including 6.1 million tonnes grading 5.2 grams per tonne palladium. The Company will be completing an internal scoping study to determine the economic parameters for a possible underground operation. The study results will guide the Company in the development and implementation of future exploration programs on the mineralized zone at depth.

The Company continues to be very positive on the palladium fundamentals. The primary use for palladium is in the production of autocatalysts, which are used to reduce harmful air emissions from the exhaust systems of automobiles. Governments around the world are enacting more stringent emission standards, which explains why, from 1996 to 2001, annual palladium demand in autocatalysts increased by 105% to 4.6 million ounces. Given the movement by global governments to enact more stringent air emission standards, palladium demand is expected to increase. Demand for palladium is a function of global automobile sales, which continued to be above average early in 2002. In addition, lower palladium prices may encourage continued use of palladium in catalytic converters, and palladium based electronic and dental applications.

Management's Responsibility for Financial Statements

Management of North American Palladium Ltd. is responsible for the preparation, integrity and fair presentation of the financial statements and all other information contained in the Annual Report. The financial statements have been prepared in accordance with generally accepted accounting principles, and are based on management's best information and judgements.

In fulfilling its responsibilities, management has developed internal control systems and procedures designed to provide reasonable assurance that the Company's assets are safeguarded, that transactions are executed in accordance with appropriate authorization and that accounting records may be relied upon to properly reflect the Company's business transactions.

The Audit Committee of the Board of Directors is comprised of directors who are not employees. The committee reviews the consolidated financial statements of the Company and recommends them to the Board for approval. The Audit Committee meets with both management and the independent auditors to review the Company's operations and results, management's financial statements and the auditors' report and findings.

The financial statements were audited by Ernst & Young LLP, Chartered Accountants, and their report follows.

Toronto, Canada
March 12, 2002

Keith C. Minty
President and CEO

George D. Faught
Vice President Finance and CFO

Auditors' Report

TO THE SHAREHOLDERS OF NORTH AMERICAN PALLADIUM LTD.

We have audited the consolidated balance sheets of North American Palladium Ltd. as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

As described in note 3 to the consolidated financial statements, the Company changed its accounting policies on foreign currency translation, exploration expenditures and the presentation and disclosure of earnings per share effective January 1, 2001.

Ernst & Young LLP

Chartered Accountants

Toronto, Canada,
March 12, 2002.

North American Palladium Ltd.

Consolidated Balance Sheets

(Canadian funds in thousands of dollars)

	December 31 2001	2000 (restated - note 3)
Assets		
Current Assets		
Cash	$ 1,775	$ 4,503
Short-term investments	4,999	40,452
Concentrate awaiting settlement, net - Note 4	82,534	49,709
Inventories - Note 5	23,269	10,454
Future income tax asset - Note 15	10,830	11,165
Accounts receivable and other assets	2,626	5,618
	126,033	121,901
Mining interests, net - Note 6	272,831	208,712
Mine closure deposit - Note 7	2,232	1,030
Deferred financing costs	2,870	2,989
Future income tax asset - Note 15	8,700	9,372
	$ 412,666	$ 344,004
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	$ 17,255	$ 40,406
Taxes payable	3,539	1,980
Current portion of obligations under capital lease - Note 8	1,003	584
Current portion of project term loan - Note 9	33,620	–
	55,417	42,970
Provision for mine closure costs - Note 7	1,020	705
Obligations under capital leases - Note 8	1,053	1,271
Project term loan - Note 9	103,100	59,039
Kaiser-Francis credit facility - Note 10	7,964	–
	168,554	103,985
Shareholders' Equity		
Capital stock - Note 12		
Common shares outstanding: 50,447,630 (2000 - 50,028,772)	310,784	308,834
Deficit	(66,672)	(68,815)
Total shareholders' equity	244,112	240,019
	$ 412,666	$ 344,004

Commitments - Note 13
Contingencies - Note 14

See accompanying notes

On Behalf of the Board

Keith C. Minty
Director

Michael P. Amsden
Director

North American Palladium Ltd.

Consolidated Statements of Operations and Deficit

(Canadian funds in thousands of dollars, except share and per share amounts)

	Year ended December 31		
	2001	2000 (restated - note 3)	1999 (restated - note 3)
Revenue from metal sales			
Palladium	$ 108,750	$ 78,604	$ 31,158
Adjustments for mark to market	(5,831)	17,194	3,336
Other metals	18,577	13,697	10,070
	121,496	109,495	44,564
Deduct: smelter treatment, refining and freight costs	(11,140)	(7,571)	(5,387)
Net revenue from mining operations	110,356	101,924	39,177
Operating expenses			
Production costs including overhead	66,405	22,512	24,169
Amortization	11,515	8,147	7,898
Write-down of mining interests - Note 6(d)	4,636	4,965	–
Administrative expenses	4,112	2,589	1,014
Environmental costs - Quebec	–	7	300
Provision for mine closure costs	315	118	118
Total operating expenses	86,983	38,338	33,499
Income from mining operations	23,373	63,586	5,678
Other income (expenses)			
Interest income	1,560	1,078	80
Gain on palladium forward contracts	–	–	302
Loss on disposal of capital assets	(14)	(304)	(3)
Interest	(226)	(1,147)	(535)
Interest on long-term debt - Note 9	(3,406)	(9,167)	(9,087)
Exploration expense - Note 3(b)	(927)	–	–
Foreign exchange gain (loss) - Note 3(c)	(6,765)	(6,417)	6,019
Total other income (expenses)	(9,778)	(15,957)	(3,224)
Income before income taxes	13,595	47,629	2,454
Provision for (recovery of) income taxes - Note 15	6,085	(13,914)	116
Net income for the year	7,510	61,543	2,338
Deficit, beginning of year:			
As previously reported	(68,815)	(129,571)	(124,421)
Changes in accounting policies - Note 3	(5,367)	(787)	(8,275)
As restated	(74,182)	(130,358)	(132,696)
Deficit, end of year	$ (66,672)	$ (68,815)	$ (130,358)
Net income per share	$ 0.15	$ 2.80	$ (0.22)
Diluted net income per share	$ 0.15	$ 2.00	$ (0.22)
Weighted average number of shares outstanding - basic	50,375,690	20,425,466	12,135,310
Weighted average number of shares outstanding - diluted	50,543,134	30,761,072	12,135,310

See accompanying notes

North American Palladium Ltd.

Consolidated Statements of Cash Flows

(Canadian funds in thousands of dollars)

	Year ended December 31		
	2001	2000 (restated - note 3)	1999 (restated - note 3)
Cash Provided by (used in)			
Operations			
Net income for the year	$ 7,510	$ 61,543	$ 2,338
Operating items not involving cash			
Future income tax expense (recovery)	4,428	(15,015)	–
Amortization of mining interests	11,120	8,147	7,898
Amortization of deferred financing costs	395	–	–
Accrued interest on mine closure deposit	(102)	–	–
Write-down of mining interests	4,636	4,965	–
Foreign exchange loss (gain)	6,037	5,401	(5,990)
Foreign exchange loss on interest payable	–	331	36
Loss on disposal of capital assets	14	304	3
Provision for mine closure costs	315	118	118
Gain on palladium forward contracts	–	–	(302)
Unpaid interest expense - Kaiser-Francis Oil Company	–	–	8,842
	34,353	65,794	12,943
Changes in non-cash working capital - Note 16(a)	(31,410)	(25,999)	(28,065)
	2,943	39,795	(15,122)
Financing Activities			
Mine closure deposit	(1,100)	(600)	(150)
Advances on palladium settlements	–	(15,946)	15,946
Obligations under capital leases	(1,043)	(868)	(952)
Deferred financing costs	(276)	(2,989)	–
Notes payable - Kaiser-Francis Oil Company	7,819	(125,462)	3,510
Increase in project term loan	78,513	59,039	–
Repayment of project term loan	(6,724)	–	–
Issuance of common shares	1,950	222,538	298
	79,139	135,712	18,652
Investing Activities			
Short-term investments	35,453	(40,452)	–
Additions to plant and equipment	(116,704)	(120,398)	(2,509)
Mining claims, exploration and development costs	(3,590)	(10,539)	(6,702)
Proceeds on disposal of plant and equipment	31	228	3
Proceeds on palladium forward contracts	–	–	4,869
	(84,810)	(171,161)	(4,339)
Increase (decrease) in cash	(2,728)	4,346	(809)
Cash, beginning of year	4,503	157	966
Cash, end of year	$ 1,775	$ 4,503	$ 157

See accompanying notes

North American Palladium Ltd.

Notes to the Consolidated Financial Statements

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 and 1999
(Canadian funds in thousands of dollars)

1. Nature of Operations and Basis of Presentation

North American Palladium Ltd. ("NAP" or "the Company") is a Canadian company in the business of exploring and mining Platinum Group Metals ("PGMs") and certain base metals. Its principal asset is the Lac des Iles mine located in the Thunder Bay District in Ontario. The Company operates in one geographical area, Canada, and in one operating segment, mining.

The Company's financial position and operating results are directly affected by the market price of the PGMs in relation to the Company's production costs. The prices of PGMs and base metals (palladium, platinum, gold, copper and nickel) fluctuate widely and are affected by numerous factors beyond the Company's control. The Company is under long-term contracts with two smelting firms for the sale of its concentrates. During 2000 the Company entered into a long-term palladium sales agreement with a major automotive manufacturer to hedge the sale of all of its palladium production (note 13(a)).

The Company completed a major expansion of its operation and commissioned a new 15,000 tonne-per-day mill in June 2001 at a capital cost of $225,554 which includes $5,019 of capitalized interest. The capital cost of the expansion was funded through a combination of debt and equity. Modifications to the mill are being undertaken to achieve designed throughput and recovery.

2. Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, except as discussed in note 17, conform in all material respects with United States generally accepted accounting principles. The more significant accounting policies are summarized as follows:

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Lac des Iles Mines Ltd. ("LDI").

Revenue and Concentrate Awaiting Settlement

Revenue is recognized net of royalties upon the delivery of concentrate to the third-party smelter. Concentrate awaiting settlement at the smelter is recorded at net realizable value less estimated smelting, refining and transportation costs. Final prices for concentrate awaiting settlement are determined up to six months after delivery to the smelter. Revaluations of net realizable value are included in a separate line within revenue at each reporting period and are adjusted for the effects of the sales contracts with the smelters and hedging instruments.

Although the Company sold its metals during 2001 to a limited number of customers, the Company is not economically dependent upon them as there are other markets throughout the world for the Company's metals.

Derivative Financial Instruments

The Company enters into forward commodity sales contracts from time to time to hedge the effect of changes in the prices of palladium, platinum, and gold on the Company's revenues (notes 13(a) and (b)).

In addition, the Company from time to time enters into foreign exchange forward sales contracts to hedge the effect of fluctuations in the value of committed U.S. dollar denominated revenues. Those foreign exchange forward sales contracts not designated by the Company as hedges are marked to market as at the balance sheet date and the resultant gains or losses are included in earnings for the period. As at December 31, 2001 and 2000, the Company had no foreign exchange forward sales contracts outstanding.

Concentrate, Crushed and Broken Ore and Supplies Inventories

Concentrate and crushed and broken ore inventories are valued at the lower of average cost and net realizable value. Supplies inventory is valued at the lower of average cost and replacement cost.

Mining Interests

Plant and equipment are recorded at cost with amortization generally provided either on the unit-of-production method over the proven and probable reserves to which they relate or on the straight-line method over their estimated useful lives, which generally range from four to seven years.

The Company leases certain equipment under capital leases. These leases are capitalized based on the lower of fair market value and the present value of future minimum lease payments. The corresponding liabilities are recorded as obligations under capital leases. This equipment is being amortized on the same basis described above.

Mining leases and claims and royalty interests are recorded at cost and are amortized on the unit-of-production method over the proven and probable reserves.

Exploration and development costs relating to properties are charged to earnings in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, further development and exploration expenditures are capitalized. Determination as to reserve potential is based on the results of feasibility studies, which indicate whether production from a property is economically feasible. Initial feasibility studies are optimized once drilling has confirmed the shape, grades and continuity of the mineralization. Upon commencement of the commercial production of a development project these costs are amortized using the unit-of-production method over the proven and probable reserves. Deferred expenditures, net of salvage values, relating to a property that is abandoned or considered uneconomic for the foreseeable future are written off.

Mining interests are amortized over their anticipated economic lives. Each year, the Company reviews mining plans for the remaining life of each property. Significant changes in the mine plan can occur as a result of mining experience, new discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology and other factors. Based on year-end ore reserves and the current mine plan, the Company reviews annually its accounting estimates and makes adjustments accordingly.

The Company reviews the carrying value of all assets by comparing the net book value with the estimated undiscounted future cash flow from the related assets. Changes in significant assumptions underlying future cash flow estimates may have a material effect on future carrying values and operating results.

Provision for Mine Closure Costs

Estimated mine closure costs are based primarily on environmental and regulatory requirements and are accrued on an undiscounted basis as a cost of production, when reasonably determinable, on a unit-of-production method over the proven and probable reserves.

Stock-Based Compensation Plan

The Company has a stock-based compensation plan which is described in note 12. No compensation expense is recognized for the plan when stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

Translation of Foreign Currency

Transactions recorded in United States dollars have been translated into Canadian dollars as follows:

1. Monetary items at the rate prevailing at the consolidated balance sheet dates;
2. Non-monetary items at the historical exchange rate; and
3. Revenue and expenses at the average rate in effect during the applicable accounting period.

All resulting foreign exchange gains and losses are recorded in the consolidated statements of operations and deficit.

Income Taxes

Effective January 1, 2000, the Company adopted the liability method of tax allocation for accounting for income taxes as provided for by the recommendations of the Canadian Institute of Chartered Accountants. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

For reporting periods which ended before January 1, 2000, income tax expense was determined using the deferral method of tax allocation. Under this method, future tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and measured at the tax rate in effect in the year the difference originated.

Fair Value of Financial Instruments

The carrying amounts of all financial instruments on the balance sheet approximate fair value due to their short-term maturities or variable interest rates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and that also affect the reported amounts of revenues and expenses during the reported year. Actual results could differ from those estimates.

3. Changes in Accounting Policies

(a) The Canadian Institute of Chartered Accountants (the "CICA") issued new accounting recommendations for the presentation and disclosure of basic and diluted earnings per share. Effective January 1, 2001, the Company adopted these new recommendations on a retroactive basis. The most significant change under the new recommendations is the use of the "treasury stock method" instead of the "imputed earnings approach" in computing diluted earnings per share. For the year ended December 31, 2001, the adoption of these new recommendations did not have a significant impact on diluted earnings per share or on diluted weighted average number of shares. The retroactive impact of adopting the new recommendations for the year ended December 31, 2000 was to increase diluted earnings per share by $0.08 and to decrease the diluted weighted average number of shares by 1,434,708 and had no impact for the year ended December 31, 1999.

(b) The CICA issued Accounting Guideline No. 11, which covers certain of the Company's exploration activities. In the past the Company has capitalized certain exploration costs on the Lac des Iles property that were not covered by feasibility studies, whereas under the new guideline the Company would be required to expense these amounts in the period incurred. Effective January 1, 2001 the Company adopted these new recommendations on a retroactive basis, but has not restated prior period comparative financial statements. The impact as at January 1, 2001 of the adoption of these new recommendations is to reduce mining interest by $8,788, increase future income tax assets by $3,421 and increase deficit by $5,367.

(c) Effective January 1, 2001 the Company adopted, on a retroactive basis, the new CICA recommendations for foreign currency translation. Previously, the Company deferred and amortized unrealized exchange gains and losses on long-term monetary items on a straight-line basis over the remaining life of the asset or liability. By following the new recommendations, the Company records the unrealized exchange gains and losses on long-term monetary items in the consolidated statements of operations and deficit in the period in which they occur. The impact of the change in accounting policy on the year ended December 31, 2001 was to increase foreign exchange loss by $6,067, decrease net income by $4,824 and decrease net income per share by $0.10. The impact of the change in accounting policy on the comparative financial statements is as follows:

	As Previously Reported $	Restated $
For the year ended December 31, 2000		
Amortization of deferred foreign exchange loss	(6,188)	–
Foreign exchange loss	(1,016)	(6,417)
Net income	60,756	61,543
Net income per share	2.76	2.80
For the year ended December 31, 1999		
Amortization of deferred foreign exchange loss	(1,498)	–
Foreign exchange gain	29	6,019
Net income (loss)	(5,150)	2,338
Net loss per share	(0.84)	(0.22)

4. Concentrate Awaiting Settlement

Concentrate awaiting settlement is comprised of:

	2001	2000
Concentrate awaiting settlement, gross	$ 88,769	$ 52,924
Refining and smelting charges	(6,235)	(3,215)
Concentrate awaiting settlement, net	$ 82,534	$ 49,709

The gross value of concentrate awaiting settlement represents the value of all PGM's and base metals from production shipped to and received by the third-party smelters between July and December 2001, including 78,445 ounces of palladium (2000 - between July and December 2000, including 40,739 ounces of palladium).

All of the concentrate awaiting settlement was from two domestic customers at December 31, 2001 (2000 - two domestic customers). No reserves for doubtful accounts have been established. In the opinion of management, full realization will occur on all such receivables.

5. Inventories

Inventories consist of the following:

	2001	2000
Crushed and broken ore	$ 18,943	$ 8,635
Concentrate	499	734
Supplies	3,827	1,085
	$ 23,269	$ 10,454

6. Mining Interests

(a) Mining interests are comprised of the following:

	2001	2000
Plant and equipment, at cost	$ 299,170	$ 73,223
Accumulated amortization	60,044	50,325
	239,126	22,898
Equipment under capital lease, at cost	4,559	3,315
Accumulated amortization	2,255	2,002
	2,304	1,313
Expansion project - construction in progress	–	154,758
Mining leases and claims, royalty interest, exploration and development, at cost	78,490	77,035
Accumulated amortization	47,089	47,292
	31,401	29,743
Mining interests, net	$ 272,831	$ 208,712

(b) Total amortization expensed in the year is comprised of:

	2001	2000	1999
Amortization of capital assets (including plant and equipment, equipment under capital lease)	$ 10,268	$ 5,817	$ 5,693
Mining leases and claims, royalty interest, exploration and development costs	852	2,330	2,205
Amortization of deferred financing costs	395	–	–
	$ 11,515	$ 8,147	$ 7,898

(c) During 2001, the Company capitalized interest of $3,190 (2000 - $1,829; 1999 - $ Nil).

(d) During 2001 and 2000 the Company took write-downs of $4,636 and $4,965 respectively pertaining to plant and equipment which was removed from service with the commissioning of the new expanded mill.

7. Mine Closure Plan

As part of the expansion project, the Company, in conjunction with the Ontario Ministry of Northern Development and Mines (the "Ministry"), established a trust fund (the "Fund") pursuant to the Company's revised mine closure plan. The revised mine closure plan calls for a total amount of $7,800 to be accumulated in the Fund in order to allow for the eventual clean-up and restoration of the mine site.

Commencing in February 2001, the Fund, controlled by the Ministry, will accumulate through monthly deposits of $100. At December 31, 2001, the Company had $2,232 (2000 - $1,030) on deposit with the Ministry including accrued interest of $102 (2000 - nil). The deposit bears interest at current short-term deposit rates and will be returned to the Company once the mine closure is completed. During 2001, $315 was charged to the statement of operations (2000 - $118; 1999 - $118) for future mine closure costs.

8. Lease Obligations

The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments:

	2001	2000
2001	$ –	$ 716
2002	1,103	711
2003	1,081	672
Total minimum lease payments	2,184	2,099
Amounts representing interest rates from 8.03% - 8.78%	128	244
Present value of minimum lease payments	$ 2,056	$ 1,855
Current liabilities	$ 1,003	$ 584
Long-term liabilities	$ 1,053	$ 1,271

9. Project Term Loan

On June 27, 2000, the Company closed a US$90,000 non-revolving term credit facility with a syndicate of three Canadian chartered banks. The credit facility financed part of the capital costs, working capital and interest during construction of the expansion project. Amounts can be drawn in either Canadian or United States dollars, in each case based on several funding options. Outstanding loans will bear interest or stamping fees based upon banker's acceptances or LIBOR rates plus a margin of 1 3/4% prior to final completion of the expansion project, 2 1/8% during the first three years and 2 3/8% thereafter. As of December 31, 2001, the Company had not received a completion certificate from the banking syndicate and the interest rate on the outstanding loan of US$85,782 was 3.9%.

In return for granting the loan the lenders have a secured interest in all of the Company's existing and future assets. In addition, the syndicate received an assignment of all material agreements including the palladium sales contract (note 13(a)) and a pledge of the shares of LDI.

Kaiser-Francis Oil Company ("Kaiser-Francis"), the majority shareholder of the Company, and its shareholders have guaranteed the Company's obligations under the credit facility until completion tests are met in return for a fee of 0.5% per annum of amounts drawn under the loan facility. Amounts paid to Kaiser-Francis in connection with this guarantee were $531 (2000 - $106).

Amounts drawn under the credit facility are required to be repaid in quarterly installments, the first installment being made on December 31, 2001. The repayment installments will be as follows: 4.6875% of the total principal amount of the credit facility for the initial four installments, 9.375% for the 5th through 8th payments, 7.8125% for the 9th through 12th payments, 6.25% for the 13th and 14th payments. The final maturity date of the credit facility is June 30, 2005.

The Company has the right to prepay any amount outstanding under the credit facility, without penalty, and in some circumstances may be required to make prepayments equal to the amount of insurance proceeds received in connection with a major loss or 50% of excess cash flow, which is defined as cash flow less payments of principal and interest and payments to the debt service reserve amount.

The credit facility includes customary representations, warranties and covenants, including a covenant by the Company not to pay dividends or make any other payment to shareholders prior to the final completion of the expansion project and then only when a specified financial test is met. The credit facility also provides for customary events of default, including default of performance under a material agreement or debt, as well as if a party other than Kaiser-Francis acquires more than 40% of the Company, or upon the death of Mr. Kaiser.

10. Kaiser-Francis Credit Facility

On December 13, 2001, the Company entered into a US$20,000 non-revolving credit facility with Kaiser-Francis. The loan is being used to finance the Company's working capital requirements. The loan bears interest based upon the 30-day LIBOR rate plus 2.25%. The final maturity date of the loan is May 31, 2005. Amounts not drawn under the loan are subject to a standby fee payable quarterly at 0.125% per annum. The Company paid on closing, a commitment fee of 0.75% of the total commitment (US$150). In connection with the loan, the Company has granted Kaiser-Francis security interests in all of the assets of the Company and a pledge of the LDI shares; the security interests and pledge of LDI shares are subordinated to the security interests of the project term loan syndicate. As at December 31, 2001, the outstanding loan was US$5,000.

The loan agreement includes customary representations, warranties and covenants, including a covenant by the Company not to pay dividends or make any other payment to shareholders while the loan is outstanding. The loan agreement also provides for customary events of default.

11. Related Party Transactions and Commitments

In addition to the related party transactions with Kaiser-Francis disclosed in notes 9 and 10, the Company has completed the following related party transactions:

(a) The notes and interest payable (US$89,207) owing to Kaiser-Francis were repaid on October 13, 2000 from the proceeds of the public equity issue. The term note bore interest, compounded monthly, at a rate equal to the greater of (a) Royal Bank of Canada's prime rate of interest plus 2% per annum and (b) Chase Manhattan Bank's prime rate of interest per annum in the United States. Interest on the term note was not payable by the Company on a monthly basis until after December 31, 1998, but accrued from the date of issuance of the term note. Commencing January 1, 1999, interest was payable on a monthly basis. The outstanding principal (and any unpaid interest thereon) was due and payable in full on December 31, 2002. The principal amount of the term note and any unpaid interest thereon was collateralized by all assets of the Company. The average interest rate charged in 2000 was 9.23% (1999 - 8.44%). Interest expense on these obligations in 2000 totaled $9,167 (1999 - $8,842).

(b) As consideration to Kaiser-Francis for its agreement to implement the capital restructuring related to the 2000 public equity offering, the Company paid $7,000 to Kaiser-Francis.

(c) On January 1, 1999, the Company entered into a farm-in agreement with a mining company of which one of the Company's directors is an officer and director. Under the agreement, the Company has earned the right to a 100% interest in six mining claims in the vicinity of the Lac des Iles property by making payments to the optionor totaling $260 and by conducting exploration work in the amount of $135 by December 31, 2000. The optionor retained a 2% net smelter royalty on the farm-in claim property.

(d) During 2000, Kaiser-Francis provided a bridge loan facility to the Company at a rate of interest equal to the 30-day LIBOR plus 2%. The drawings under this facility were repaid through the use of the project term loan (note 9).

(e) In 2001, a director of the Company received a fee of $166 (2000 - $112; 1999 - $Nil) in connection with the negotiations related to the palladium sales contract entered into by the Company in 2000 (note 13(a)). The contract was made prior to such person becoming a director of the Company. A second director received a fee of $33 (2000 - $102; 1999 - $Nil) in connection with consulting services provided to the Company.

12. Capital Stock

The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of special shares, issuable in series, including 10,000,000 Series "A" preferred shares.

(a) Preferred Shares:

During 1997, 10,000,000 Series A preferred shares (the "Shares") were issued pursuant to a stock purchase agreement with Kaiser-Francis for $50,000 cash consideration. The Shares were not registered pursuant to the United States Securities Act of 1933 or any securities laws of any state of the United States. On October 13, 2000, as part of the capital restructuring relating to a public equity offering, the 10,000,000 Series A preferred shares and accrued and unpaid dividends of $16,135 were converted into 12,510,998 common shares.

(b) Common Shares:

The changes in issued common share capital for the year are summarized below:

	2001		2000		1999	
	Shares	Amount	Shares	Amount	Shares	Amount
Common shares issued, beginning of year	50,028,772	$ 308,834	12,224,504	$ 30,774	12,002,558	$ 30,418
Common shares issued						
- Public issue	–	–	24,768,735	235,303	–	–
- Preferred share conversion	–	–	12,510,998	50,000	–	–
- Equity offering costs	–	–	–	(8,791)	–	–
- Pursuant to stock options exercised	375,355	1,475	481,421	1,180	11,918	58
- To Group Registered Retirement Savings Plan participants	43,503	475	43,114	368	210,028	298
Common shares issued, end of year	50,447,630	$ 310,784	50,028,772	$ 308,834	12,224,504	$ 30,774

Corporate Stock Option Plan

The Company has adopted, and the shareholders have approved, the ongoing 1995 Corporate Stock Option Plan (the "Plan"), under which eligible directors, officers, employees and consultants of the Company are entitled to receive options to acquire common shares. The Plan is administered by the Compensation Committee, a subcommittee of the Board of Directors, which will determine the number of options to be issued, the exercise price (which may not be lower than the closing price of the Company's common shares on the TSE on the day prior to the date of grant) and expiration dates of each option, the extent to which each option is exercisable provided that the term of an option shall not exceed 10 years from the date of grant, as well as establishing a limited time period should the optionee cease to be an "Eligible Person" as set forth in the conditions of the Plan.

The maximum number of common shares subject to option shall not exceed 2,700,000, being approximately 5.4% of the outstanding common shares or such greater number of common shares as may be determined by the Board of Directors, and approved if required, by the shareholders of the Company and by any relevant stock exchange or other regulatory authority.

The following summary sets out the activity in outstanding common share purchase options:

	2001 'Weighted-Average' Exercise		2000 'Weighted-Average' Exercise	
	Shares	Price	Shares	Price
Outstanding, beginning of year	1,257,810	$ 8.24	853,290	$ 2.20
Granted	643,000	11.50	942,770	10.61
Exercised	(375,355)	3.93	(481,421)	2.45
Cancelled	(123,175)	12.30	(56,829)	5.84
Expired	(2)	2.50	–	–
Outstanding, end of year	1,402,278	$10.74	1,257,810	$ 8.24
Options exercisable at end of year	732,988		453,526	

The following table summarizes information about the Company's stock options outstanding at December 31, 2001 (see also note 14(c)):

Exercise Price	Expiry Dates	Options Outstanding at Dec. 31, 2001	Options Exercisable at Dec. 31, 2001
$ 1.40	June 3, 2002	48,956	48,956
1.50	January 19, 2002	700	700
3.45	November 4, 2002	25,000	25,000
8.40	March 3, 2005	142,100	94,733
7.50	October 23, 2006	134,250	44,750
7.89	December 12, 2009	73,500	–
9.30	July 27, 2005	136,629	91,086
9.40	March 15, 2005	51,973	34,649
9.70	November 6, 2005	80,170	53,447
12.25	August 22, 2005	36,250	24,167
12.75	November 29, 2005	100,000	66,667
12.80	December 19, 2005	50,000	33,333
13.55	June 6, 2006	283,000	94,333
13.90	December 14, 2005	123,750	82,500
14.44	February 13, 2006	116,000	38,667
		1,402,278	732,988

The Company has reserved for issuance 1,402,278 common shares in the event that these options are exercised.

(c) Reconciliation of the diluted number of shares outstanding:

	2001	2000	1999
Basic Net Income per Share:			
Net income	$ 7,510	$ 61,543	$ 2,338
Accrued and unpaid dividends on the shares during the year - Note 12(a)	–	(4,418)	(5,031)
Net income available to common shareholders	$ 7,510	$ 57,125	$ (2,693)
Weighted average number of shares outstanding	50,375,690	20,425,466	12,135,310
Basic earnings per share	$ 0.15	$ 2.80	$ (0.22)

	2001	2000
Diluted Net Income per Share:		
Net income available to common shareholders	$ 7,510	$ 57,125
Effect of dilutive securities:		
Accrued and unpaid dividends on the shares during the year - Note 12(a)	–	4,418
Net income for diluted earnings per share	$ 7,510	$ 61,543
Weighted average number of shares outstanding	50,375,690	20,425,466
Effect of dilutive securities		
Stock options	167,444	444,075
Shares - Note 12(a)	–	9,891,531
Weighted average diluted number of shares outstanding	50,543,134	30,761,072
Diluted earnings per share	$ 0.15	$ 2.00

13. Commitments

(a) Palladium Sales Contract

During 2000, the Company entered into a contract (the "Palladium Sales Contract") whereby the Company has hedged the price of 100% of the palladium the Company is entitled to receive from the smelter firms. Under the Palladium Sales Contract the sales price is based on the monthly average spot price for palladium, as determined by the London Metal Exchange P.M. Fix, for the month prior to the month that the metal is received by the customer, but the price will be no less than US$325 per ounce for 100% of the metal received and no more than US$550 per ounce for 50% of the metal received.

For the remaining 50% of the metal received, there is no maximum price. The Palladium Sales Contract's term commenced effective July 1, 2000 and expires on June 30, 2005. The palladium sales contract provided for automatic extension beyond its original term. However, on April 24, 2001, the Company elected not to extend the contract beyond June 30, 2005.

(b) Palladium forward contracts

At December 31, 2001, the Company had forward sales contracts for 50,400 ounces of palladium at an average price of US$945 per ounce for 2002 and 50,400 ounces of palladium at US$899 per ounce for 2003.

(c) Sheridan Platinum Group of Companies ("SPG") Commitment

The Company is required to pay a royalty to SPG which commenced May 1, 1994, equal to 3% of the defined Net Cash Proceeds up to December 31, 2000. Thereafter a royalty of 5% of the Net Cash Proceeds is to be paid until the expiration of the Lac des Iles mine leases.

14. Contingencies

(a) The Company is a defendant in an action by another mining company claiming damages in the amount of $20,000, punitive and exemplary damages in the amount of $5,000 and a declaration that the Company held the Compania Minerales de Copan, S.A. de C.V. ("Copan") property in trust for the plaintiff. No provision has been made in the accounts as at December 31, 2001 or 2000 for any possible loss from this action as management of the Company believes it has a valid defence and it has been indemnified by SPG regarding this action.

(b) Claims of wrongful dismissal have been made against the Company totaling $673 (2000 - $673). No provision has been made in the accounts as at December 31, 2001 or 2000, as the Company believes it has a valid defence in all instances.

(c) Certain stock options are claimed to be held by employees of Copan. These options have not been included in note 12(b) as the Company has been indemnified by SPG regarding such matters.

15. Income Taxes

The variance between the income taxes computed at the combined statutory rate and the effective rate for the Company is reconciled as follows:

	2001	2000
Income taxes based upon a combined Federal and Ontario rate of 41%	$ 5,573	$ 19,000
Increase (decrease) in taxes resulting from:		
Benefit of income tax losses not previously recognized	–	(31,297)
Resource allowance	(2,384)	(7,184)
Mining taxes	–	500
Unrealized foreign exchange	1,389	–
Federal large corporations taxes	827	601
Other	680	4,466
Income tax expense (recovery)	$ 6,085	$ (13,914)

The details of the Company's income tax expense (recovery) are as follows:

		2001 (Liability Method)		2000 (Liability Method)		1999 (Deferral Method)
Current income tax expense:						
Federal income taxes	$	587	$	–	$	–
Ontario income taxes		243		–		–
Ontario mining taxes		–		500		–
Federal large corporations tax		827		601		116
	$	1,657	$	1,101	$	116
Future income tax expense (recovery):						
Federal income taxes	$	3,132	$	(10,395)	$	–
Ontario income taxes		1,296		(4,620)		–
		4,428		(15,015)		–
	$	6,085	$	(13,914)	$	116

The details of the Company's future tax assets (liabilities) are as follows:

		2001		2000
Current:				
Non-capital loss carry-forwards	$	10,561	$	10,282
Deferred financing costs		269		883
Net future tax asset, current	$	10,830	$	11,165
Long-term:				
Capital assets (plant and equipment, equipment under capital leases)	$	2,826	$	(1,367)
Mining lease and deferred expenditures		2,406		4,647
Deferred financing costs		2,284		3,096
Deferred foreign exchange loss		1,184		–
Non-capital loss carry-forwards		–		2,996
Capital loss carry forwards		1,200		1,200
Valuation allowance for capital loss carry-forwards		(1,200)		(1,200)
Net future tax asset, long-term	$	8,700	$	9,372

At December 31, 2001, the Company had net capital loss carry-forwards of approximately $3,000 (2000 - $3,000) which are available to reduce net capital gains of future years.

16. Statement of Cash Flows

(a) The net changes in non-cash working capital balances related to operations are as follows:

	2001	2000	1999
Decrease (increase) in current assets			
Concentrate awaiting settlement	$ (32,825)	$ (19,196)	$ (29,166)
Inventories	(12,815)	(7,670)	511
Accounts receivable and other assets	2,992	(5,100)	1,578
	(42,648)	(31,966)	(27,077)
Increase (decrease) in current liabilities			
Accounts payable and accrued liabilities	9,679	4,536	(1,296)
Taxes payable	1,559	1,431	308
	11,238	5,967	(988)
	$ (31,410)	$ (25,999)	$ (28,065)

(b) Cash outflows during the year for interest and income taxes were as follows:

	2001	2000	1999
Interest paid	$ 6,390	$ 10,283	$ 536
Income taxes paid	$ –	$ –	$ –

(c) During 2001, capital assets (including plant and equipment and equipment under capital lease) were acquired at an aggregate cost of $14,322 (2000 - $46; 1999 - $2,509) of which $1,244 (2000 - $Nil) were acquired by means of capital leases.

17. Reconciliation to Accounting Principles Generally Accepted in the U.S.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which differ in some respects from those in the United States. The following table presents amounts that would have been reported had the Company's consolidated financial statements been prepared on the basis of United States generally accepted accounting principles ("U.S. GAAP"):

(Canadian funds in thousands of dollars, except share and per share amounts)

	2001	2000	1999
Statements of operations and deficit:			
Net income and comprehensive income under Canadian GAAP	$ 7,510	$ 61,543	$ 2,338
Exploration costs (a)	–	(1,046)	(6,702)
Recognition of the future income tax asset associated with exploration costs previously expensed under U.S. GAAP	–	3,421	–
Capitalized interest (b)	–	729	–
Amortization of capitalized interest	(17)	–	–
Tax effect of differences	7	(307)	–
Net income (loss) for the period under U.S. GAAP	$ 7,500	$ 64,340	$ (4,364)
Basic income (loss) per share under U.S. GAAP based on weighted average number of shares outstanding	$ 0.15	$ 2.93	$ (0.77)
Diluted income (loss) per share under U.S. GAAP	$ 0.15	$ 2.09	$ (0.77)
Balance sheets:			
Mining interests (a) and (b)	$ 273,543	$ 200,653	$ 49,053
Future tax asset – long-term	$ 8,400	$ 12,486	$ –
Common shares (c)	$ 316,882	$ 314,932	$ 36,872
Deficit	$ (72,358)	$ (79,858)	$ (144,416)

(a) Prior to January 1, 2001, the Company deferred and amortized certain exploration costs meeting certain criteria as allowed under Canadian GAAP. This deferral is not allowed under U.S. GAAP. The 2000 comparative amount reflects changes in interpretations of the nature of certain exploration expenditures. Effective January 1, 2001, the Company is expensing these expenditures as incurred.

(b) The Company capitalizes interest on major projects where direct indebtedness has occurred. Under U.S. GAAP, interest is capitalized as it arises from indebtedness occurred, directly or indirectly, to finance development and construction activities on assets that are not yet subject to depreciation or depletion.

(c) Canadian GAAP allows for the reduction of the stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, which the Company made in 1991, is not permitted by U.S. GAAP and would result in an increase in both capital stock and deficit of $6,098 at December 31, 2001 and 2000.

(d) U.S. GAAP requires that amounts totaling 5% or more of accounts payable and accrued liabilities be identified separately. As at December 31, 2001, these amounts were as follows: trade payables and accruals - $15,081 (2000 - $38,830); other accruals - $2,174 (2000 - $1,576).

(e) The Company, for purposes of preparing financial information in accordance with U.S. GAAP, continues to account for its stock-based compensation plan under Accounting Principles Board Option 25 "Accounting for Stock Issued to Employees," which results in the recording of no compensation expense in the Company's circumstances. Had the fair value of options vested during the year been charged to compensation expense as permitted by FASB Statement No.123, the 2001 net income would have been $3,856 and net income per share and diluted net income per share would have been $0.08 (2000 net income of $61,871, net income per share of $2.81 and diluted net income per share of $2.01; 1999 - net loss of $4,688 and net loss per share of $0.80), after giving effect to the 2001, 2000, 1999 and 1998 options granted. The estimated fair value of the options is amortized to expense over the vesting period of the options.

The weighted average fair market value of options granted in 2001 was $5.84 (2000 - $5.65; 1999 - $1.05).

The Company estimated the fair value of options granted in 2001, 2000, and 1999, using the Black-Scholes option-pricing model and used the following assumptions:

	2001	2000	1999
Risk free interest	4%	5%	5%
Expected life of options	3 years	3 years	3 years
Expected volatility of the Company's share price	71%	76%	65%
Expected dividend yield	0%	0%	0%

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subject input assumptions, such as expected stock market price volatility, can materially affect the fair value estimate, in management's opinion, the existing pricing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Recent Developments

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement supersedes SFAS No. 121 and the accounting and reporting provisions of APB Opinion No. 30, and also amends ARB No. 51. This Statement will require one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and will broaden the presentation of discontinued operations to include more disposal transactions. This Statement is required to be adopted by the Company on January 1, 2002. Management is in the process of evaluating the effect that SFAS No. 144 will have on the Company's financial reporting and disclosures and is developing procedures to effect its implementation.

In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." With the adoption of this Statement, retirement obligations will be recognized when they are incurred and displayed as liabilities and the initial measurement will be at fair value. In addition, the asset retirement cost will be capitalized as part of the asset's carrying value and subsequently allocated to expense over the asset's useful life. This Statement is required to be adopted by the Company on January 1, 2003. Management is in the process of evaluating the effect that SFAS No. 143 will have on the Company's financial reporting and disclosures and is developing procedures to effect its implementation.

In addition, in June 2001, FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." With the adoption of SFAS Nos. 141 and 142, business combinations initiated after June 30, 2001, will be required to be accounted for using the purchase method, and goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without the constraint of the 40 year ceiling. SFAS No. 142 is required to be adopted by the Company on January 1, 2002. Management believes that the impact of adoption on January 1, 2002 is not material to its consolidated financial statements.

18. Comparative Figures

Certain of the prior years' figures have been reclassified to conform to the presentation adopted in 2001.

Cautionary Note

Some of the statements contained in the annual report are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives and goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of the Company's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and price for the metals and minerals the Company produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates, technological and operational difficulties encountered in connection with the Company's mining activities, labour relations matters and costs and other matters discussed under "Management's Discussion and Analysis of Financial Results" and in the Company's Annual Information Form under "Risk Factors." The Company disclaims any obligation to update forward-looking statements.

Reported reserves and resources have been calculated in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM) on August 20, 2000. The reserves and resources are estimates and no assurance can be given that the indicated quantities of palladium and platinum will be produced.

Corporate Information

Directors

Michael P. Amsden, P. Eng.*
Chairman of the Board
Retired Mining Executive,
Oakville, Ontario

Steven R. Berlin, C.P.A.*
Vice President and
Chief Financial Officer
Kaiser-Francis Oil Company
Tulsa, Oklahoma

Louis J. Fox, J.D.
Private Businessman, Consultant
Fort Lauderdale, Florida

A. M. (Sandy) Laird, P. Eng.
Mining Industry Consultant
Vancouver, British Columbia

Keith C. Minty, P. Eng.
President and Chief Executive
Officer,
North American Palladium Ltd.
Thunder Bay, Ontario

Walter R. Ranta*
President, Ranta Timber Ltd.
Thunder Bay, Ontario

Richard H. Sutcliffe, Ph. D.
Chief Executive Officer,
Patricia Mining Corp.
Toronto, Ontario

*Audit Committee

Officers and Senior Management

Keith C. Minty, P. Eng.
President and Chief Executive
Officer

George D. Faught, C.A.
Vice President - Finance and
Chief Financial Officer

Ray J. Mason, B.Sc.
Mine Manager

Maurice J. Lavigne, M.Sc.
Vice President - Exploration

Michael C. Thompson, F.C.C.A.
Corporate Controller

Nicholas J. Nikolakakis, M.B.A.
Treasurer

Mary Batoff, LL.B.
Corporate Secretary

Head Office

130 Adelaide Street West
Suite 2116
Toronto, Ontario
Canada M5H 3P5

Tel: (416) 360-7590
Fax: (416) 360-7709
Email: info@napalladium.com

Thunder Bay Operations

Lac des Iles Mines Ltd.
P.O. Box 10547, Station P
Thunder Bay, Ontario
Canada P7B 6T9

Tel: (807) 448-2000
Fax: (807) 448-2001

North American Palladium Ltd.

Investor Relations
Investor relations inquiries should be directed to:
Tel: (416) 360-7590
Email: info@napalladium.com

Website
www.napalladium.com

Transfer Agent
Computershare Trust Company of Canada
100 University Avenue
11th Floor
Toronto, Ontario M5J 2Y1

Tel: (416) 981-9633
Toll-free: 1 (800) 663-9097
Fax: (416) 981-9507
Email: careregistryinfo@computershare.com

Computershare Trust Company, Inc.
12039 West Alameda Parkway
Suite Z-2
Lakewood, Colorado 80228

Tel: (303) 986-5400
Fax: (303) 986-2444
Email: inquire@computershare.com

Stock Exchange Listings
The Toronto Stock Exchange
(Trading Symbol "PDL")

The American Stock Exchange
(Trading Symbol "PAL")

Shares Issued
At December 31, 2001
Common shares - 50,447,630

Auditors
Ernst & Young LLP
Toronto, Ontario

Corporate Governance
The Company's report on its corporate governance practices is contained in the Management Information Circular dated April 18, 2002.

Printed in Canada on recycled papers using vegetable based inks.

Production: Walter J. Mishko & Co. Inc.
Design: Goodhoofd Inc.
Editorial Services: Allman & Associates

Environmental Policy

COMMITTED TO THE HIGHEST LEVEL OF INTEGRITY

North American Palladium is committed to maintaining the highest level of integrity in its corporate responsibilities toward resource development and environmental stewardship. The Company is committed to environmental protection throughout the mine life and closure by applying sound judgement, by meeting or exceeding legislative requirements and by minimizing any adverse impacts its activities may have on the environment.

TO ACHIEVE THESE GOALS, NORTH AMERICAN PALLADIUM WILL:



MAKE A CORPORATE COMMITMENT
Recognize environmental management as an important corporate priority and integrate environmental considerations into all mine operations and closure planning.

REDUCE IMPACTS
As part of the design and operating philosophy, minimize any potential for adverse impacts on the natural environment.

MAKE IT A TEAM EFFORT
Instill the ethics of environmental responsibility through education and communication with all employees, contractors and suppliers.

MONITOR
Evaluate environmental performance by conducting operational and environmental monitoring programs and by identifying opportunities for improvement.

RECYCLE
Participate in recycling programs for consumable products and reagents.

STAY CURRENT
Keep up-to-date with permit and licence requirements, changes to environmental regulations and evolving government guidelines.

ENHANCE AFFECTED HABITAT
Work to minimize the effects of mining with the goal of restoring disturbed areas and ecosystems to wildlife/recreation Crown land use.

PROMOTE ENVIRONMENTAL RESPONSIBILITY
Encourage conservation and pollution prevention measures by providing operational guidelines that outline procedures and responsibilities to contractors and suppliers.

PROTECT THE ENVIRONMENT
Assess environmental conditions regularly at all stages of mine development and closure in order to identify issues or areas in need of attention and to establish strategies for their management.

MAINTAIN GOOD MANAGEMENT PRACTICES
Be consistent with the current state of practice in the industry for environmental protection. Respond to concerns in a timely and productive manner, taking corrective measures to alleviate the cause of the concerns and prevent their recurrence.

North American Palladium Ltd
Ensuring Our Future

North American Palladium Ltd.

130 Adelaide Street West
Suite 2116
Toronto, Ontario
Canada M5H 3P5

Tel (416) 360-7590
Fax (416) 360-7709

www.napalladium.com



EXHIBIT 2

Management's Discussion and Analysis of Financial Results

The following is management's discussion and analysis of operations and financial position and should be read in conjunction with the Company's consolidated financial statements that are included elsewhere in this annual report. It is intended to provide additional information on the Company's performance, financial position and outlook.

Overview and Strategic Activities

North American Palladium Ltd. (the "Company") operates the Lac des Iles mine located 85 km northwest of Thunder Bay, Ontario. The mine is Canada's only primary producer of platinum group metals and contains one of the largest open pit bulk mineable palladium reserves in the world. Palladium use in the auto industry continues to be an important component in controlling exhaust emissions as mandated by more stringent hydrocarbon emission standards for cars, light trucks and SUV's, particularly in the United States, Europe and Japan.

During the first half of 2001, the Company completed a major expansion of the Lac des Iles operation including the construction of a new 15,000 tonnes per day mill. The new mill was commissioned on June 1, 2001, and the existing smaller scale mill was decommissioned on June 24, 2001. The Company spent the second half of 2001 optimizing the grinding and flotation circuits in the new mill. Steady improvement was made during this time although the ramp up to designed throughput and recovery was slower than expected. The Company is continuing with its efforts to achieve the designed throughput and recovery of the new mill.

The Company hedges the price of its palladium production under a long-term contract with a major automotive manufacturer (the "Palladium Sales Contract"). The hedge price is based on the monthly average spot price for palladium with a floor price of US$325 per ounce for 100% of production and a ceiling price of US$550 per ounce for 50% of production. The remaining 50% of production is sold at market prices. The Palladium Sales Contract expires on June 30, 2005.

Results of Operations

The Company generated gross revenue from metal sales of $121.5 million in 2001, compared to $101.9 million in 2000. Revenue in 2001 from the sale of palladium before the mark-to-market effect of hedging arrangements and price changes was $108.8 million compared to $78.6 million in 2000. The revenue increase was due to a 30% increase in palladium production, despite a fall in the average palladium price. During 2001, the spot price of palladium per ounce ranged from a high of US$1,090 to a low of US$315 and averaged US$604 compared to an average of US$681 during 2000 (London P.M. Fix). During 2001, 20,700 ounces of palladium were subject to the cap of US$550 under the terms of the Palladium Sales Contract. Palladium production sold to third-party smelters takes up to six months from time of receipt at the smelter to settle. The price adjustment relating to palladium settled and awaiting settlement was a negative $5.8 million in 2001 due to a weakening palladium price though the year. This compares to a positive price adjustment of $17.2 million in 2000 when the palladium price was strengthening. Revenue from other metal sales was $18.6 million in 2001 compared to $13.7 million in 2000 reflecting the increased production of platinum, gold, copper and nickel from the expanded mining and milling operation.

During 2001, the combination of the old mill and the new larger mill processed 2,662,240 tonnes of ore, compared to 893,017 tonnes in 2000. The ramp-up to designed capacity (15,000 tonnes per day) and palladium recovery (82%) has taken longer than expected. In the fourth quarter of 2001 the throughput averaged 12,463 tonnes per day at a palladium recovery rate of 70.4%. The palladium head grade in 2001 was lower at 2.14 grams per tonne as planned, compared to 4.48 grams per tonne in 2000 when mining occurred in a higher grade section of the open pit. Mill palladium recoveries in 2001 were lower at 67.37% as compared to 73.95% in 2000. Due to the increased volumes of ore mined and treated in 2001, production costs increased to $66.4 million compared to $22.5 million in 2000. While the old and new mining and milling operations are not directly comparable, cash costs to produce palladium (production costs including overhead and smelter treatment, refining and freight costs), net of other metal revenues and royalties, increased significantly to US$340 per ounce in 2001 compared to US$142 per ounce in 2000. This increase was due to the lower than anticipated mill throughput and palladium recoveries.

Income from mining operations was $23.4 million in 2001 compared to $63.6 million for the previous year. Income from mining operations includes a write-down of $4.6 million pertaining to the old mill and associated equipment, which was removed from service with the commissioning of the new mill.

Other income and expense, which includes interest income and expense, exploration and foreign exchange losses, was an expense of $9.8 million in 2001 compared to $16.0 million in 2000. Effective January 1, 2001, the Company adopted, on a retroactive basis, the new CICA recommendations for foreign currency translation. Previously, the Company deferred and amortized unrealized exchange gains and losses on long-term monetary items on a straight-line basis over the remaining life of the asset or liability. By following the new recommendations, the Company records the unrealized exchange gains and losses on long-term monetary items in the consolidated statements of operations and deficit in the period in which they occur. The impact of the change in accounting policy for the year ended December 31, 2001 was to increase foreign exchange loss by $6.1 million and to decrease net income and net income per share by $4.8 million and $0.10 respectively. On January 1, 2001 the Company adopted new CICA recommendations relating to certain of the Company's exploration activities. In the past, certain exploration costs not covered by a feasibility study were capitalized. In 2001, the Company expensed $0.9 million of such exploration expenditures.

The Company capitalized interest costs relating to the project term loan until commissioning of the mill on June 1, 2001. For the balance of the year, the Company expensed $3.4 million of interest costs. In 2000, interest expense of $9.2 million related to the notes and interest payable to Kaiser-Francis Oil Company ("Kaiser-Francis") which were repaid on October 13, 2000 from the proceeds of the public equity issue.

Net income for the year was $7.5 million or $0.15 per share (diluted) compared to $61.5 million or $2.00 per share (diluted). The prior year's tax provision included a future income tax recovery of $15.0 million relating to the recognition of the Company's realizable tax loss carryforwards.

			2001		
($000, except per share amounts)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Full Year
Revenue from metal sales	23,302	25,358	29,376	31,459	109,495
Net income (loss)	1,283	7,707	(6,639)	5,159	7,510
Net income (loss) per share	0.03	0.15	(0.13)	0.10	0.15
Fully diluted net income (loss) per share	0.03	0.15	(0.13)	0.10	0.15

			2000		
($000, except per share amounts)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Full Year
Revenue from metal sales	20,203	21,178	23,225	56,890	121,496
Net income	8,497	10,015	14,738	28,293	61,543
Net income per share	0.58	0.69	1.06	0.63	2.80
Fully diluted net income per share	0.54	0.53	0.66	0.61	2.00

Liquidity and Capital Resources

Cash flow from operations (prior to changes in non-cash working capital) was $34.4 million in 2001, compared to cash flow from operations of $65.8 million in 2000. The $31.4 million decrease in cash flow compared to the prior year was primarily due to lower metal prices and significantly higher operating costs. Changes in non-cash working capital consumed $31.4 million of cash in the current year, largely relating to an increase in the value of concentrate awaiting settlement at the third-party smelters. Palladium awaiting settlement grew to 78,445 ounces at December 31, 2001 compared to 40,739 ounces at December 31, 2000. In addition, the volume of crushed and broken ore inventory increased by 219% during 2001, resulting in an increased value of $10.3 million during the year. The Company expects to draw down the crushed and broken ore inventory during 2002 in conjunction with a scheduled scaling back of mining operations. After allowing for non-cash working capital changes, cash provided by operations was $2.9 million in 2001 compared to cash provided by operations of $39.8 million in 2000.

Investing activities required $84.8 million of cash in 2001, with the main activity being $116.7 million incurred on additions to plant and equipment and $3.6 million on exploration and development at the Roby open pit. This contrasts with $171.2 million of investing activities in 2000, including $120.4 million on the additions to plant and equipment. The 2001 additions were financed in part by a realization of $35.4 million in short-term investments. In total the Company spent $225.6 million on the expansion project, including $5.0 million of capitalized interest. Financing activities raised net proceeds of $79.1 million in the current year compared to net proceeds of $135.7 million in the prior year. The expansion project was funded in part with a US$90 million project term loan, which was completely drawn by the end of the third quarter 2001. The project term loan facility is required to be repaid in quarterly installments, the first installment being made on December 31, 2001 in the amount of US$4.2 million. In December 2001, the Company secured a US$20 million loan facility from its major shareholder Kaiser-Francis. This incremental loan facility was necessitated by the slower than expected ramp-up of the new mill. The funds will be used to meet working capital requirements and for possible further capital upgrades to the mill.

Risks and Uncertainties

The price of palladium is the most significant factor influencing the profitability of the Company. In 2001, sales of palladium accounted for approximately 84.5% of the Company's revenue. Many factors influence the price of palladium, including global supply and demand, speculative activities, international political and economic conditions and production levels and costs in other platinum group metal-producing countries, particularly Russia and South Africa. To offset the price risk, the Company entered into the Palladium Sales Contract and other hedge contracts to cover a portion of expected annual production as set out below.

The development of a substitute alloy or synthetic material which has catalytic characteristics similar to platinum group metals may result in a future decrease in demand for palladium and platinum.

Currency fluctuations may affect cash flow since production currently is sold in United States dollars, whereas the Company's administration, operating and exploration expenses are incurred in Canadian dollars. As a result, changes in the exchange rate between Canadian and United States dollars can affect revenue and profitability. The Company does not generally hedge the risk of foreign exchange exposures.

The Company is dependent on one mine for its metal production. The business of mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual and unexpected rock formations, pit slope failures, flooding and periodic interruptions due to inclement weather conditions or other acts of nature, mechanical equipment and facility performance problems and the availability of materials and equipment. These risks could result in damage to, or destruction of, the Company's properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Although the Company maintains insurance in respect of the mining operations that is within ranges of coverage consistent with industry practice, such insurance may not provide coverage of all the risks associated with mining.

Outlook

North American Palladium Ltd. completed a major expansion of its operations by mid 2001 and is making the transition from a construction project to a large-scale mining operation. In the fourth quarter of 2001, the Company implemented a program to streamline operations and reduce costs. Cost cutting initiatives have been implemented including a 16% reduction in the workforce and ancillary services. Achieving our operating objectives in 2002 is our highest priority and will allow the Company to considerably strengthen its financial position. The Palladium Sales Contract, with a floor price of US$325 per ounce, is an important cornerstone in achieving a stronger financial position. To further strengthen the financial position, the Company designed a hedge program to capture the exceptional palladium prices experienced in early 2001. The Company has sold forward 50,400 ounces at US$945 per ounce in 2002 and 50,400 ounces at US$899 per ounce in 2003. At December 31, 2001, concentrates awaiting settlement included the mark-to-market impact of $20.3 million representing 25,200 ounces of these forward hedge positions. The aggregate unrealized mark-to-market value of these forward sales hedge positions based on the December 31, 2001 palladium spot price was approximately $56.2 million. These forward sales contracts will provide the Company with operating margin stability and importantly will also provide the Company with financial flexibility, including the option to accelerate the term loan repayment schedule. In 2002, the Company has scheduled principal payments on the project term loan of US$21.1 million.

Achieving our operating objectives and the resulting strengthening of the Company's financial position will allow the Company to exploit the future exploration potential at the Lac des Iles mine and other nearby property holdings. Since early 1998, the Company has tripled its land holdings in the Lac des Iles area to 15,174 hectares, steadily staking and purchasing additional claims within 80 kilometres of its operating mine. The Company's 2000 exploration program increased resources by 48% from 5.0 million ounces of palladium in December 1999 to 7.4 million ounces of palladium in December 2000. The focal point of the 2001 exploration program was to test deep drill targets below the maximum pit depth of 400 metres. The deep drill program successfully identified additional resources and more importantly resulted in the discovery of the Offset High Grade zone. The 2001 exploration program increased the inferred resource category to 73 million tonnes grading 1.57 grams per tonne of palladium, including 6.1 million tonnes grading 5.2 grams per tonne palladium. The Company will be completing an internal scoping study to determine the economic parameters for a possible underground operation. The study results will guide the Company in the development and implementation of future exploration programs on the mineralized zone at depth.

The Company continues to be very positive on the palladium fundamentals. The primary use for palladium is in the production of autocatalysts, which are used to reduce harmful air emissions from the exhaust systems of automobiles. Governments around the world are enacting more stringent emission standards, which explains why, from 1996 to 2001, annual palladium demand in autocatalysts increased by 105% to 4.6 million ounces. Given the movement by global governments to enact more stringent air emission standards, palladium demand is expected to increase. Demand for palladium is a function of global automobile sales, which continued to be above average early in 2002. In addition, lower palladium prices may encourage continued use of palladium in catalytic converters, and palladium based electronic and dental applications.

EXHIBIT 3

Management's Responsibility for Financial Statements

Management of North American Palladium Ltd. is responsible for the preparation, integrity and fair presentation of the financial statements and all other information contained in the Annual Report. The financial statements have been prepared in accordance with generally accepted accounting principles, and are based on management's best information and judgements.

In fulfilling its responsibilities, management has developed internal control systems and procedures designed to provide reasonable assurance that the Company's assets are safeguarded, that transactions are executed in accordance with appropriate authorization and that accounting records may be relied upon to properly reflect the Company's business transactions.

The Audit Committee of the Board of Directors is comprised of directors who are not employees. The committee reviews the consolidated financial statements of the Company and recommends them to the Board for approval. The Audit Committee meets with both management and the independent auditors to review the Company's operations and results, management's financial statements and the auditors' report and findings.

The financial statements were audited by Ernst & Young LLP, Chartered Accountants, and their report follows.

Toronto, Canada
March 12, 2002

Keith C. Minty
President and CEO

George D. Faught
Vice President Finance and CFO

Auditors' Report

TO THE SHAREHOLDERS OF NORTH AMERICAN PALLADIUM LTD.

We have audited the consolidated balance sheets of North American Palladium Ltd. as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

As described in note 3 to the consolidated financial statements, the Company changed its accounting policies on foreign currency translation, exploration expenditures and the presentation and disclosure of earnings per share effective January 1, 2001.

Ernst & Young LLP

Chartered Accountants

Toronto, Canada,
March 12, 2002.

North American Palladium Ltd.

Consolidated Balance Sheets

(Canadian funds in thousands of dollars)

	December 31 2001	December 31 2000 (restated - note 3)
Assets		
Current Assets		
Cash	$ 1,775	$ 4,503
Short-term investments	4,999	40,452
Concentrate awaiting settlement, net - Note 4	82,534	49,709
Inventories - Note 5	23,269	10,454
Future income tax asset - Note 15	10,830	11,165
Accounts receivable and other assets	2,626	5,618
	126,033	121,901
Mining interests, net - Note 6	272,831	208,712
Mine closure deposit - Note 7	2,232	1,030
Deferred financing costs	2,870	2,989
Future income tax asset - Note 15	8,700	9,372
	$ 412,666	$ 344,004
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	$ 17,255	$ 40,406
Taxes payable	3,539	1,980
Current portion of obligations under capital lease - Note 8	1,003	584
Current portion of project term loan - Note 9	33,620	-
	55,417	42,970
Provision for mine closure costs - Note 7	1,020	705
Obligations under capital leases - Note 8	1,053	1,271
Project term loan - Note 9	103,100	59,039
Kaiser-Francis credit facility - Note 10	7,964	-
	168,554	103,985
Shareholders' Equity		
Capital stock - Note 12		
Common shares outstanding: 50,447,630 (2000 - 50,028,772)	310,784	308,834
Deficit	(66,672)	(68,815)
Total shareholders' equity	244,112	240,019
	$ 412,666	$ 344,004

Commitments - Note 13
Contingencies - Note 14

See accompanying notes

On Behalf of the Board

Keith C. Minty
Director

Michael P. Amsden
Director

North American Palladium Ltd.

Consolidated Statements of Operations and Deficit

(Canadian funds in thousands of dollars, except share and per share amounts)

	Year ended December 31		
	2001	2000 (restated - note 3)	1999 (restated - note 3)
Revenue from metal sales			
Palladium	$ 108,750	$ 78,604	$ 31,158
Adjustments for mark to market	(5,831)	17,194	3,336
Other metals	18,577	13,697	10,070
	121,496	109,495	44,564
Deduct: smelter treatment, refining and freight costs	(11,140)	(7,571)	(5,387)
Net revenue from mining operations	110,356	101,924	39,177
Operating expenses			
Production costs including overhead	66,405	22,512	24,169
Amortization	11,515	8,147	7,898
Write-down of mining interests - Note 6(d)	4,636	4,965	–
Administrative expenses	4,112	2,589	1,014
Environmental costs - Quebec	–	7	300
Provision for mine closure costs	315	118	118
Total operating expenses	86,983	38,338	33,499
Income from mining operations	23,373	63,586	5,678
Other income (expenses)			
Interest income	1,560	1,078	80
Gain on palladium forward contracts	–	–	302
Loss on disposal of capital assets	(14)	(304)	(3)
Interest	(226)	(1,147)	(535)
Interest on long-term debt - Note 9	(3,406)	(9,167)	(9,087)
Exploration expense - Note 3(b)	(927)	–	–
Foreign exchange gain (loss) - Note 3(c)	(6,765)	(6,417)	6,019
Total other income (expenses)	(9,778)	(15,957)	(3,224)
Income before income taxes	13,595	47,629	2,454
Provision for (recovery of) income taxes - Note 15	6,085	(13,914)	116
Net income for the year	7,510	61,543	2,338
Deficit, beginning of year:			
As previously reported	(68,815)	(129,571)	(124,421)
Changes in accounting policies - Note 3	(5,367)	(787)	(8,275)
As restated	(74,182)	(130,358)	(132,696)
Deficit, end of year	$ (66,672)	$ (68,815)	$ (130,358)
Net income per share	$ 0.15	$ 2.80	$ (0.22)
Diluted net income per share	$ 0.15	$ 2.00	$ (0.22)
Weighted average number of shares outstanding - basic	50,375,690	20,425,466	12,135,310
Weighted average number of shares outstanding - diluted	50,543,134	30,761,072	12,135,310

See accompanying notes

North American Palladium Ltd.

Consolidated Statements of Cash Flows

(Canadian funds in thousands of dollars)

	Year ended December 31		
	2001	2000 (restated - note 3)	1999 (restated - note 3)
Cash Provided by (used in)			
Operations			
Net income for the year	$ 7,510	$ 61,543	$ 2,338
Operating items not involving cash			
Future income tax expense (recovery)	4,428	(15,015)	–
Amortization of mining interests	11,120	8,147	7,898
Amortization of deferred financing costs	395	–	–
Accrued interest on mine closure deposit	(102)	–	–
Write-down of mining interests	4,636	4,965	–
Foreign exchange loss (gain)	6,037	5,401	(5,990)
Foreign exchange loss on interest payable	–	331	36
Loss on disposal of capital assets	14	304	3
Provision for mine closure costs	315	118	118
Gain on palladium forward contracts	–	–	(302)
Unpaid interest expense - Kaiser-Francis Oil Company	–	–	8,842
	34,353	65,794	12,943
Changes in non-cash working capital - Note 16(a)	(31,410)	(25,999)	(28,065)
	2,943	39,795	(15,122)
Financing Activities			
Mine closure deposit	(1,100)	(600)	(150)
Advances on palladium settlements	–	(15,946)	15,946
Obligations under capital leases	(1,043)	(868)	(952)
Deferred financing costs	(276)	(2,989)	–
Notes payable - Kaiser-Francis Oil Company	7,819	(125,462)	3,510
Increase in project term loan	78,513	59,039	–
Repayment of project term loan	(6,724)	–	–
Issuance of common shares	1,950	222,538	298
	79,139	135,712	18,652
Investing Activities			
Short-term investments	35,453	(40,452)	–
Additions to plant and equipment	(116,704)	(120,398)	(2,509)
Mining claims, exploration and development costs	(3,590)	(10,539)	(6,702)
Proceeds on disposal of plant and equipment	31	228	3
Proceeds on palladium forward contracts	–	–	4,869
	(84,810)	(171,161)	(4,339)
Increase (decrease) in cash	(2,728)	4,346	(809)
Cash, beginning of year	4,503	157	966
Cash, end of year	$ 1,775	$ 4,503	$ 157

See accompanying notes

North American Palladium Ltd.

Notes to the Consolidated Financial Statements

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 and 1999
(Canadian funds in thousands of dollars)

1. Nature of Operations and Basis of Presentation

North American Palladium Ltd. ("NAP" or "the Company") is a Canadian company in the business of exploring and mining Platinum Group Metals ("PGMs") and certain base metals. Its principal asset is the Lac des Iles mine located in the Thunder Bay District in Ontario. The Company operates in one geographical area, Canada, and in one operating segment, mining.

The Company's financial position and operating results are directly affected by the market price of the PGMs in relation to the Company's production costs. The prices of PGMs and base metals (palladium, platinum, gold, copper and nickel) fluctuate widely and are affected by numerous factors beyond the Company's control. The Company is under long-term contracts with two smelting firms for the sale of its concentrates. During 2000 the Company entered into a long-term palladium sales agreement with a major automotive manufacturer to hedge the sale of all of its palladium production (note 13(a)).

The Company completed a major expansion of its operation and commissioned a new 15,000 tonne-per-day mill in June 2001 at a capital cost of $225,554 which includes $5,019 of capitalized interest. The capital cost of the expansion was funded through a combination of debt and equity. Modifications to the mill are being undertaken to achieve designed throughput and recovery.

2. Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, except as discussed in note 17, conform in all material respects with United States generally accepted accounting principles. The more significant accounting policies are summarized as follows:

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Lac des Iles Mines Ltd. ("LDI").

Revenue and Concentrate Awaiting Settlement

Revenue is recognized net of royalties upon the delivery of concentrate to the third-party smelter. Concentrate awaiting settlement at the smelter is recorded at net realizable value less estimated smelting, refining and transportation costs. Final prices for concentrate awaiting settlement are determined up to six months after delivery to the smelter. Revaluations of net realizable value are included in a separate line within revenue at each reporting period and are adjusted for the effects of the sales contracts with the smelters and hedging instruments.

Although the Company sold its metals during 2001 to a limited number of customers, the Company is not economically dependent upon them as there are other markets throughout the world for the Company's metals.

Derivative Financial Instruments

The Company enters into forward commodity sales contracts from time to time to hedge the effect of changes in the prices of palladium, platinum, and gold on the Company's revenues (notes 13(a) and (b)).

In addition, the Company from time to time enters into foreign exchange forward sales contracts to hedge the effect of fluctuations in the value of committed U.S. dollar denominated revenues. Those foreign exchange forward sales contracts not designated by the Company as hedges are marked to market as at the balance sheet date and the resultant gains or losses are included in earnings for the period. As at December 31, 2001 and 2000, the Company had no foreign exchange forward sales contracts outstanding.

Concentrate, Crushed and Broken Ore and Supplies Inventories

Concentrate and crushed and broken ore inventories are valued at the lower of average cost and net realizable value. Supplies inventory is valued at the lower of average cost and replacement cost.

Mining Interests

Plant and equipment are recorded at cost with amortization generally provided either on the unit-of-production method over the proven and probable reserves to which they relate or on the straight-line method over their estimated useful lives, which generally range from four to seven years.

The Company leases certain equipment under capital leases. These leases are capitalized based on the lower of fair market value and the present value of future minimum lease payments. The corresponding liabilities are recorded as obligations under capital leases. This equipment is being amortized on the same basis described above.

Mining leases and claims and royalty interests are recorded at cost and are amortized on the unit-of-production method over the proven and probable reserves.

Exploration and development costs relating to properties are charged to earnings in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, further development and exploration expenditures are capitalized. Determination as to reserve potential is based on the results of feasibility studies, which indicate whether production from a property is economically feasible. Initial feasibility studies are optimized once drilling has confirmed the shape, grades and continuity of the mineralization. Upon commencement of the commercial production of a development project these costs are amortized using the unit-of-production method over the proven and probable reserves. Deferred expenditures, net of salvage values, relating to a property that is abandoned or considered uneconomic for the foreseeable future are written off.

Mining interests are amortized over their anticipated economic lives. Each year, the Company reviews mining plans for the remaining life of each property. Significant changes in the mine plan can occur as a result of mining experience, new discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology and other factors. Based on year-end ore reserves and the current mine plan, the Company reviews annually its accounting estimates and makes adjustments accordingly.

The Company reviews the carrying value of all assets by comparing the net book value with the estimated undiscounted future cash flow from the related assets. Changes in significant assumptions underlying future cash flow estimates may have a material effect on future carrying values and operating results.

Provision for Mine Closure Costs

Estimated mine closure costs are based primarily on environmental and regulatory requirements and are accrued on an undiscounted basis as a cost of production, when reasonably determinable, on a unit-of-production method over the proven and probable reserves.

Stock-Based Compensation Plan

The Company has a stock-based compensation plan which is described in note 12. No compensation expense is recognized for the plan when stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

Translation of Foreign Currency

Transactions recorded in United States dollars have been translated into Canadian dollars as follows:

1. Monetary items at the rate prevailing at the consolidated balance sheet dates;
2. Non-monetary items at the historical exchange rate; and
3. Revenue and expenses at the average rate in effect during the applicable accounting period.

All resulting foreign exchange gains and losses are recorded in the consolidated statements of operations and deficit.

Income Taxes

Effective January 1, 2000, the Company adopted the liability method of tax allocation for accounting for income taxes as provided for by the recommendations of the Canadian Institute of Chartered Accountants. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

For reporting periods which ended before January 1, 2000, income tax expense was determined using the deferral method of tax allocation. Under this method, future tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and measured at the tax rate in effect in the year the difference originated.

Fair Value of Financial Instruments

The carrying amounts of all financial instruments on the balance sheet approximate fair value due to their short-term maturities or variable interest rates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and that also affect the reported amounts of revenues and expenses during the reported year. Actual results could differ from those estimates.

3. Changes in Accounting Policies

(a) The Canadian Institute of Chartered Accountants (the "CICA") issued new accounting recommendations for the presentation and disclosure of basic and diluted earnings per share. Effective January 1, 2001, the Company adopted these new recommendations on a retroactive basis. The most significant change under the new recommendations is the use of the "treasury stock method" instead of the "imputed earnings approach" in computing diluted earnings per share. For the year ended December 31, 2001, the adoption of these new recommendations did not have a significant impact on diluted earnings per share or on diluted weighted average number of shares. The retroactive impact of adopting the new recommendations for the year ended December 31, 2000 was to increase diluted earnings per share by $0.08 and to decrease the diluted weighted average number of shares by 1,434,708 and had no impact for the year ended December 31, 1999.

(b) The CICA issued Accounting Guideline No. 11, which covers certain of the Company's exploration activities. In the past the Company has capitalized certain exploration costs on the Lac des Iles property that were not covered by feasibility studies, whereas under the new guideline the Company would be required to expense these amounts in the period incurred. Effective January 1, 2001 the Company adopted these new recommendations on a retroactive basis, but has not restated prior period comparative financial statements. The impact as at January 1, 2001 of the adoption of these new recommendations is to reduce mining interest by $8,788, increase future income tax assets by $3,421 and increase deficit by $5,367.

(c) Effective January 1, 2001 the Company adopted, on a retroactive basis, the new CICA recommendations for foreign currency translation. Previously, the Company deferred and amortized unrealized exchange gains and losses on long-term monetary items on a straight-line basis over the remaining life of the asset or liability. By following the new recommendations, the Company records the unrealized exchange gains and losses on long-term monetary items in the consolidated statements of operations and deficit in the period in which they occur. The impact of the change in accounting policy on the year ended December 31, 2001 was to increase foreign exchange loss by $6,067, decrease net income by $4,824 and decrease net income per share by $0.10. The impact of the change in accounting policy on the comparative financial statements is as follows:

	As Previously Reported $	Restated $
For the year ended December 31, 2000		
Amortization of deferred foreign exchange loss	(6,188)	–
Foreign exchange loss	(1,016)	(6,417)
Net income	60,756	61,543
Net income per share	2.76	2.80
For the year ended December 31, 1999		
Amortization of deferred foreign exchange loss	(1,498)	–
Foreign exchange gain	29	6,019
Net income (loss)	(5,150)	2,338
Net loss per share	(0.84)	(0.22)

4. Concentrate Awaiting Settlement

Concentrate awaiting settlement is comprised of:

	2001	2000
Concentrate awaiting settlement, gross	$ 88,769	$ 52,924
Refining and smelting charges	(6,235)	(3,215)
Concentrate awaiting settlement, net	$ 82,534	$ 49,709

The gross value of concentrate awaiting settlement represents the value of all PGM's and base metals from production shipped to and received by the third-party smelters between July and December 2001, including 78,445 ounces of palladium (2000 - between July and December 2000, including 40,739 ounces of palladium).

All of the concentrate awaiting settlement was from two domestic customers at December 31, 2001 (2000 - two domestic customers). No reserves for doubtful accounts have been established. In the opinion of management, full realization will occur on all such receivables.

5. Inventories

Inventories consist of the following:

		2001		2000
Crushed and broken ore	$	18,943	$	8,635
Concentrate		499		734
Supplies		3,827		1,085
	$	23,269	$	10,454

6. Mining Interests

(a) Mining interests are comprised of the following:

		2001		2000
Plant and equipment, at cost	$	299,170	$	73,223
Accumulated amortization		60,044		50,325
		239,126		22,898
Equipment under capital lease, at cost		4,559		3,315
Accumulated amortization		2,255		2,002
		2,304		1,313
Expansion project - construction in progress		–		154,758
Mining leases and claims, royalty interest, exploration and development, at cost		78,490		77,035
Accumulated amortization		47,089		47,292
		31,401		29,743
Mining interests, net	$	272,831	$	208,712

(b) Total amortization expensed in the year is comprised of:

		2001		2000		1999
Amortization of capital assets (including plant and equipment, equipment under capital lease)	$	10,268	$	5,817	$	5,693
Mining leases and claims, royalty interest, exploration and development costs		852		2,330		2,205
Amortization of deferred financing costs		395		–		–
	$	11,515	$	8,147	$	7,898

(c) During 2001, the Company capitalized interest of $3,190 (2000 - $1,829; 1999 - $ Nil).

(d) During 2001 and 2000 the Company took write-downs of $4,636 and $4,965 respectively pertaining to plant and equipment which was removed from service with the commissioning of the new expanded mill.

7. Mine Closure Plan

As part of the expansion project, the Company, in conjunction with the Ontario Ministry of Northern Development and Mines (the "Ministry"), established a trust fund (the "Fund") pursuant to the Company's revised mine closure plan. The revised mine closure plan calls for a total amount of $7,800 to be accumulated in the Fund in order to allow for the eventual clean-up and restoration of the mine site.

Commencing in February 2001, the Fund, controlled by the Ministry, will accumulate through monthly deposits of $100. At December 31, 2001, the Company had $2,232 (2000 - $1,030) on deposit with the Ministry including accrued interest of $102 (2000 - nil). The deposit bears interest at current short-term deposit rates and will be returned to the Company once the mine closure is completed. During 2001, $315 was charged to the statement of operations (2000 - $118; 1999 - $118) for future mine closure costs.

8. Lease Obligations

The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments:

	2001	2000
2001	$ –	$ 716
2002	1,103	711
2003	1,081	672
Total minimum lease payments	2,184	2,099
Amounts representing interest rates from 8.03% - 8.78%	128	244
Present value of minimum lease payments	$ 2,056	$ 1,855
Current liabilities	$ 1,003	$ 584
Long-term liabilities	$ 1,053	$ 1,271

9. Project Term Loan

On June 27, 2000, the Company closed a US$90,000 non-revolving term credit facility with a syndicate of three Canadian chartered banks. The credit facility financed part of the capital costs, working capital and interest during construction of the expansion project. Amounts can be drawn in either Canadian or United States dollars, in each case based on several funding options. Outstanding loans will bear interest or stamping fees based upon banker's acceptances or LIBOR rates plus a margin of 1 3/4% prior to final completion of the expansion project, 2 1/8% during the first three years and 2 3/8% thereafter. As of December 31, 2001, the Company had not received a completion certificate from the banking syndicate and the interest rate on the outstanding loan of US$85,782 was 3.9%.

In return for granting the loan the lenders have a secured interest in all of the Company's existing and future assets. In addition, the syndicate received an assignment of all material agreements including the palladium sales contract (note 13(a)) and a pledge of the shares of LDI.

Kaiser-Francis Oil Company ("Kaiser-Francis"), the majority shareholder of the Company, and its shareholders have guaranteed the Company's obligations under the credit facility until completion tests are met in return for a fee of 0.5% per annum of amounts drawn under the loan facility. Amounts paid to Kaiser-Francis in connection with this guarantee were $531 (2000 - $106).

Amounts drawn under the credit facility are required to be repaid in quarterly installments, the first installment being made on December 31, 2001. The repayment installments will be as follows: 4.6875% of the total principal amount of the credit facility for the initial four installments, 9.375% for the 5th through 8th payments, 7.8125% for the 9th through 12th payments, 6.25% for the 13th and 14th payments. The final maturity date of the credit facility is June 30, 2005.

The Company has the right to prepay any amount outstanding under the credit facility, without penalty, and in some circumstances may be required to make prepayments equal to the amount of insurance proceeds received in connection with a major loss or 50% of excess cash flow, which is defined as cash flow less payments of principal and interest and payments to the debt service reserve amount.

The credit facility includes customary representations, warranties and covenants, including a covenant by the Company not to pay dividends or make any other payment to shareholders prior to the final completion of the expansion project and then only when a specified financial test is met. The credit facility also provides for customary events of default, including default of performance under a material agreement or debt, as well as if a party other than Kaiser-Francis acquires more than 40% of the Company, or upon the death of Mr. Kaiser.

10. Kaiser-Francis Credit Facility

On December 13, 2001, the Company entered into a US$20,000 non-revolving credit facility with Kaiser-Francis. The loan is being used to finance the Company's working capital requirements. The loan bears interest based upon the 30-day LIBOR rate plus 2.25%. The final maturity date of the loan is May 31, 2005. Amounts not drawn under the loan are subject to a standby fee payable quarterly at 0.125% per annum. The Company paid on closing, a commitment fee of 0.75% of the total commitment (US$150). In connection with the loan, the Company has granted Kaiser-Francis security interests in all of the assets of the Company and a pledge of the LDI shares; the security interests and pledge of LDI shares are subordinated to the security interests of the project term loan syndicate. As at December 31, 2001, the outstanding loan was US$5,000.

The loan agreement includes customary representations, warranties and covenants, including a covenant by the Company not to pay dividends or make any other payment to shareholders while the loan is outstanding. The loan agreement also provides for customary events of default.

11. Related Party Transactions and Commitments

In addition to the related party transactions with Kaiser-Francis disclosed in notes 9 and 10, the Company has completed the following related party transactions:

(a) The notes and interest payable (US$89,207) owing to Kaiser-Francis were repaid on October 13, 2000 from the proceeds of the public equity issue. The term note bore interest, compounded monthly, at a rate equal to the greater of (a) Royal Bank of Canada's prime rate of interest plus 2% per annum and (b) Chase Manhattan Bank's prime rate of interest per annum in the United States. Interest on the term note was not payable by the Company on a monthly basis until after December 31, 1998, but accrued from the date of issuance of the term note. Commencing January 1, 1999, interest was payable on a monthly basis. The outstanding principal (and any unpaid interest thereon) was due and payable in full on December 31, 2002. The principal amount of the term note and any unpaid interest thereon was collateralized by all assets of the Company. The average interest rate charged in 2000 was 9.23% (1999 - 8.44%). Interest expense on these obligations in 2000 totaled $9,167 (1999 - $8,842).

(b) As consideration to Kaiser-Francis for its agreement to implement the capital restructuring related to the 2000 public equity offering, the Company paid $7,000 to Kaiser-Francis.

(c) On January 1, 1999, the Company entered into a farm-in agreement with a mining company of which one of the Company's directors is an officer and director. Under the agreement, the Company has earned the right to a 100% interest in six mining claims in the vicinity of the Lac des Iles property by making payments to the optionor totaling $260 and by conducting exploration work in the amount of $135 by December 31, 2000. The optionor retained a 2% net smelter royalty on the farm-in claim property.

(d) During 2000, Kaiser-Francis provided a bridge loan facility to the Company at a rate of interest equal to the 30-day LIBOR plus 2%. The drawings under this facility were repaid through the use of the project term loan (note 9).

(e) In 2001, a director of the Company received a fee of $166 (2000 - $112; 1999 - $Nil) in connection with the negotiations related to the palladium sales contract entered into by the Company in 2000 (note 13(a)). The contract was made prior to such person becoming a director of the Company. A second director received a fee of $33 (2000 - $102; 1999 - $Nil) in connection with consulting services provided to the Company.

12. Capital Stock

The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of special shares, issuable in series, including 10,000,000 Series "A" preferred shares.

(a) Preferred Shares:

During 1997, 10,000,000 Series A preferred shares (the "Shares") were issued pursuant to a stock purchase agreement with Kaiser-Francis for $50,000 cash consideration. The Shares were not registered pursuant to the United States Securities Act of 1933 or any securities laws of any state of the United States. On October 13, 2000, as part of the capital restructuring relating to a public equity offering, the 10,000,000 Series A preferred shares and accrued and unpaid dividends of $16,135 were converted into 12,510,998 common shares.

(b) *Common Shares:*

The changes in issued common share capital for the year are summarized below:

	2001		2000		1999	
	Shares	Amount	Shares	Amount	Shares	Amount
Common shares issued, beginning of year	50,028,772	$ 308,834	12,224,504	$ 30,774	12,002,558	$ 30,418
Common shares issued						
- Public issue	–	–	24,768,735	235,303	–	–
- Preferred share conversion	–	–	12,510,998	50,000	–	–
- Equity offering costs	–	–	–	(8,791)	–	–
- Pursuant to stock options exercised	375,355	1,475	481,421	1,180	11,918	58
- To Group Registered Retirement Savings Plan participants	43,503	475	43,114	368	210,028	298
Common shares issued, end of year	50,447,630	$ 310,784	50,028,772	$ 308,834	12,224,504	$ 30,774

Corporate Stock Option Plan

The Company has adopted, and the shareholders have approved, the ongoing 1995 Corporate Stock Option Plan (the "Plan"), under which eligible directors, officers, employees and consultants of the Company are entitled to receive options to acquire common shares. The Plan is administered by the Compensation Committee, a subcommittee of the Board of Directors, which will determine the number of options to be issued, the exercise price (which may not be lower than the closing price of the Company's common shares on the TSE on the day prior to the date of grant) and expiration dates of each option, the extent to which each option is exercisable provided that the term of an option shall not exceed 10 years from the date of grant, as well as establishing a limited time period should the optionee cease to be an "Eligible Person" as set forth in the conditions of the Plan.

The maximum number of common shares subject to option shall not exceed 2,700,000, being approximately 5.4% of the outstanding common shares or such greater number of common shares as may be determined by the Board of Directors, and approved if required, by the shareholders of the Company and by any relevant stock exchange or other regulatory authority.

The following summary sets out the activity in outstanding common share purchase options:

	2001 'Weighted-Average' Exercise		2000 'Weighted-Average' Exercise	
	Shares	Price	Shares	Price
Outstanding, beginning of year	1,257,810	$ 8.24	853,290	$ 2.20
Granted	643,000	11.50	942,770	10.61
Exercised	(375,355)	3.93	(481,421)	2.45
Cancelled	(123,175)	12.30	(56,829)	5.84
Expired	(2)	2.50	–	–
Outstanding, end of year	1,402,278	$10.74	1,257,810	$ 8.24
Options exercisable at end of year	732,988		453,526	

The following table summarizes information about the Company's stock options outstanding at December 31, 2001 (see also note 14(c)):

Exercise Price	Expiry Dates	Options Outstanding at Dec. 31, 2001	Options Exercisable at Dec. 31, 2001
$ 1.40	June 3, 2002	48,956	48,956
1.50	January 19, 2002	700	700
3.45	November 4, 2002	25,000	25,000
8.40	March 3, 2005	142,100	94,733
7.50	October 23, 2006	134,250	44,750
7.89	December 12, 2009	73,500	–
9.30	July 27, 2005	136,629	91,086
9.40	March 15, 2005	51,973	34,649
9.70	November 6, 2005	80,170	53,447
12.25	August 22, 2005	36,250	24,167
12.75	November 29, 2005	100,000	66,667
12.80	December 19, 2005	50,000	33,333
13.55	June 6, 2006	283,000	94,333
13.90	December 14, 2005	123,750	82,500
14.44	February 13, 2006	116,000	38,667
		1,402,278	732,988

The Company has reserved for issuance 1,402,278 common shares in the event that these options are exercised.

(c) Reconciliation of the diluted number of shares outstanding:

	2001	2000	1999
Basic Net Income per Share:			
Net income	$ 7,510	$ 61,543	$ 2,338
Accrued and unpaid dividends on the shares during the year - Note 12(a)	–	(4,418)	(5,031)
Net income available to common shareholders	$ 7,510	$ 57,125	$ (2,693)
Weighted average number of shares outstanding	50,375,690	20,425,466	12,135,310
Basic earnings per share	$ 0.15	$ 2.80	$ (0.22)

	2001	2000
Diluted Net Income per Share:		
Net income available to common shareholders	$ 7,510	$ 57,125
Effect of dilutive securities:		
Accrued and unpaid dividends on the shares during the year - Note 12(a)	–	4,418
Net income for diluted earnings per share	$ 7,510	$ 61,543
Weighted average number of shares outstanding	50,375,690	20,425,466
Effect of dilutive securities		
Stock options	167,444	444,075
Shares - Note 12(a)	–	9,891,531
Weighted average diluted number of shares outstanding	50,543,134	30,761,072
Diluted earnings per share	$ 0.15	$ 2.00

13. Commitments

(a) Palladium Sales Contract

During 2000, the Company entered into a contract (the "Palladium Sales Contract") whereby the Company has hedged the price of 100% of the palladium the Company is entitled to receive from the smelter firms. Under the Palladium Sales Contract the sales price is based on the monthly average spot price for palladium, as determined by the London Metal Exchange P.M. Fix, for the month prior to the month that the metal is received by the customer, but the price will be no less than US$325 per ounce for 100% of the metal received and no more than US$550 per ounce for 50% of the metal received.

For the remaining 50% of the metal received, there is no maximum price. The Palladium Sales Contract's term commenced effective July 1, 2000 and expires on June 30, 2005. The palladium sales contract provided for automatic extension beyond its original term. However, on April 24, 2001, the Company elected not to extend the contract beyond June 30, 2005.

(b) Palladium forward contracts

At December 31, 2001, the Company had forward sales contracts for 50,400 ounces of palladium at an average price of US$945 per ounce for 2002 and 50,400 ounces of palladium at US$899 per ounce for 2003.

(c) Sheridan Platinum Group of Companies ("SPG") Commitment

The Company is required to pay a royalty to SPG which commenced May 1, 1994, equal to 3% of the defined Net Cash Proceeds up to December 31, 2000. Thereafter a royalty of 5% of the Net Cash Proceeds is to be paid until the expiration of the Lac des Iles mine leases.

14. Contingencies

(a) The Company is a defendant in an action by another mining company claiming damages in the amount of $20,000, punitive and exemplary damages in the amount of $5,000 and a declaration that the Company held the Compania Minerales de Copan, S.A. de C.V. ("Copan") property in trust for the plaintiff. No provision has been made in the accounts as at December 31, 2001 or 2000 for any possible loss from this action as management of the Company believes it has a valid defence and it has been indemnified by SPG regarding this action.

(b) Claims of wrongful dismissal have been made against the Company totaling $673 (2000 - $673). No provision has been made in the accounts as at December 31, 2001 or 2000, as the Company believes it has a valid defence in all instances.

(c) Certain stock options are claimed to be held by employees of Copan. These options have not been included in note 12(b) as the Company has been indemnified by SPG regarding such matters.

15. Income Taxes

The variance between the income taxes computed at the combined statutory rate and the effective rate for the Company is reconciled as follows:

	2001	2000
Income taxes based upon a combined Federal and Ontario rate of 41%	$ 5,573	$ 19,000
Increase (decrease) in taxes resulting from:		
Benefit of income tax losses not previously recognized	–	(31,297)
Resource allowance	(2,384)	(7,184)
Mining taxes	–	500
Unrealized foreign exchange	1,389	–
Federal large corporations taxes	827	601
Other	680	4,466
Income tax expense (recovery)	$ 6,085	$ (13,914)

The details of the Company's income tax expense (recovery) are as follows:

	2001 (Liability Method)	2000 (Liability Method)	1999 (Deferral Method)
Current income tax expense:			
Federal income taxes	$ 587	$ –	$ –
Ontario income taxes	243	–	–
Ontario mining taxes	–	500	–
Federal large corporations tax	827	601	116
	$ 1,657	$ 1,101	$ 116
Future income tax expense (recovery):			
Federal income taxes	$ 3,132	$ (10,395)	$ –
Ontario income taxes	1,296	(4,620)	–
	4,428	(15,015)	–
	$ 6,085	$ (13,914)	$ 116

The details of the Company's future tax assets (liabilities) are as follows:

	2001	2000
Current:		
Non-capital loss carry-forwards	$ 10,561	$ 10,282
Deferred financing costs	269	883
Net future tax asset, current	$ 10,830	$ 11,165
Long-term:		
Capital assets (plant and equipment, equipment under capital leases)	$ 2,826	$ (1,367)
Mining lease and deferred expenditures	2,406	4,647
Deferred financing costs	2,284	3,096
Deferred foreign exchange loss	1,184	–
Non-capital loss carry-forwards	–	2,996
Capital loss carry forwards	1,200	1,200
Valuation allowance for capital loss carry-forwards	(1,200)	(1,200)
Net future tax asset, long-term	$ 8,700	$ 9,372

At December 31, 2001, the Company had net capital loss carry-forwards of approximately $3,000 (2000 - $3,000) which are available to reduce net capital gains of future years.

16. Statement of Cash Flows

(a) The net changes in non-cash working capital balances related to operations are as follows:

	2001	2000	1999
Decrease (increase) in current assets			
Concentrate awaiting settlement	$ (32,825)	$ (19,196)	$ (29,166)
Inventories	(12,815)	(7,670)	511
Accounts receivable and other assets	2,992	(5,100)	1,578
	(42,648)	(31,966)	(27,077)
Increase (decrease) in current liabilities			
Accounts payable and accrued liabilities	9,679	4,536	(1,296)
Taxes payable	1,559	1,431	308
	11,238	5,967	(988)
	$ (31,410)	$ (25,999)	$ (28,065)

(b) Cash outflows during the year for interest and income taxes were as follows:

	2001	2000	1999
Interest paid	$ 6,390	$ 10,283	$ 536
Income taxes paid	$ –	$ –	$ –

(c) During 2001, capital assets (including plant and equipment and equipment under capital lease) were acquired at an aggregate cost of $14,322 (2000 - $46; 1999 - $2,509) of which $1,244 (2000 - $Nil) were acquired by means of capital leases.

17. Reconciliation to Accounting Principles Generally Accepted in the U.S.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which differ in some respects from those in the United States. The following table presents amounts that would have been reported had the Company's consolidated financial statements been prepared on the basis of United States generally accepted accounting principles ("U.S. GAAP"):

(Canadian funds in thousands of dollars, except share and per share amounts)

	2001	2000	1999
Statements of operations and deficit:			
Net income and comprehensive income under Canadian GAAP	$ 7,510	$ 61,543	$ 2,338
Exploration costs (a)	–	(1,046)	(6,702)
Recognition of the future income tax asset associated with exploration costs previously expensed under U.S. GAAP	–	3,421	–
Capitalized interest (b)	–	729	–
Amortization of capitalized interest	(17)	–	–
Tax effect of differences	7	(307)	–
Net income (loss) for the period under U.S. GAAP	$ 7,500	$ 64,340	$ (4,364)
Basic income (loss) per share under U.S. GAAP based on weighted average number of shares outstanding	$ 0.15	$ 2.93	$ (0.77)
Diluted income (loss) per share under U.S. GAAP	$ 0.15	$ 2.09	$ (0.77)
Balance sheets:			
Mining interests (a) and (b)	$ 273,543	$ 200,653	$ 49,053
Future tax asset – long-term	$ 8,400	$ 12,486	$ –
Common shares (c)	$ 316,882	$ 314,932	$ 36,872
Deficit	$ (72,358)	$ (79,858)	$ (144,416)

(a) Prior to January 1, 2001, the Company deferred and amortized certain exploration costs meeting certain criteria as allowed under Canadian GAAP. This deferral is not allowed under U.S. GAAP. The 2000 comparative amount reflects changes in interpretations of the nature of certain exploration expenditures. Effective January 1, 2001, the Company is expensing these expenditures as incurred.

(b) The Company capitalizes interest on major projects where direct indebtedness has occurred. Under U.S. GAAP, interest is capitalized as it arises from indebtedness occurred, directly or indirectly, to finance development and construction activities on assets that are not yet subject to depreciation or depletion.

(c) Canadian GAAP allows for the reduction of the stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, which the Company made in 1991, is not permitted by U.S. GAAP and would result in an increase in both capital stock and deficit of $6,098 at December 31, 2001 and 2000.

(d) U.S. GAAP requires that amounts totaling 5% or more of accounts payable and accrued liabilities be identified separately. As at December 31, 2001, these amounts were as follows: trade payables and accruals - $15,081 (2000 - $38,830); other accruals - $2,174 (2000 - $1,576).

(e) The Company, for purposes of preparing financial information in accordance with U.S. GAAP, continues to account for its stock-based compensation plan under Accounting Principles Board Option 25 "Accounting for Stock Issued to Employees," which results in the recording of no compensation expense in the Company's circumstances. Had the fair value of options vested during the year been charged to compensation expense as permitted by FASB Statement No.123, the 2001 net income would have been $3,856 and net income per share and diluted net income per share would have been $0.08 (2000 net income of $61,871, net income per share of $2.81 and diluted net income per share of $2.01; 1999 - net loss of $4,688 and net loss per share of $0.80), after giving effect to the 2001, 2000, 1999 and 1998 options granted. The estimated fair value of the options is amortized to expense over the vesting period of the options.

The weighted average fair market value of options granted in 2001 was $5.84 (2000 - $5.65; 1999 - $1.05).

The Company estimated the fair value of options granted in 2001, 2000, and 1999, using the Black-Scholes option-pricing model and used the following assumptions:

	2001	2000	1999
Risk free interest	4%	5%	5%
Expected life of options	3 years	3 years	3 years
Expected volatility of the Company's share price	71%	76%	65%
Expected dividend yield	0%	0%	0%

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subject input assumptions, such as expected stock market price volatility, can materially affect the fair value estimate, in management's opinion, the existing pricing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Recent Developments

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement supersedes SFAS No. 121 and the accounting and reporting provisions of APB Opinion No. 30, and also amends ARB No. 51. This Statement will require one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and will broaden the presentation of discontinued operations to include more disposal transactions. This Statement is required to be adopted by the Company on January 1, 2002. Management is in the process of evaluating the effect that SFAS No. 144 will have on the Company's financial reporting and disclosures and is developing procedures to effect its implementation.

In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." With the adoption of this Statement, retirement obligations will be recognized when they are incurred and displayed as liabilities and the initial measurement will be at fair value. In addition, the asset retirement cost will be capitalized as part of the asset's carrying value and subsequently allocated to expense over the asset's useful life. This Statement is required to be adopted by the Company on January 1, 2003. Management is in the process of evaluating the effect that SFAS No. 143 will have on the Company's financial reporting and disclosures and is developing procedures to effect its implementation.

In addition, in June 2001, FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." With the adoption of SFAS Nos. 141 and 142, business combinations initiated after June 30, 2001, will be required to be accounted for using the purchase method, and goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without the constraint of the 40 year ceiling. SFAS No. 142 is required to be adopted by the Company on January 1, 2002. Management believes that the impact of adoption on January 1, 2002 is not material to its consolidated financial statements.

18. Comparative Figures

Certain of the prior years' figures have been reclassified to conform to the presentation adopted in 2001.

Cautionary Note

Some of the statements contained in the annual report are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives and goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of the Company's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and price for the metals and minerals the Company produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates, technological and operational difficulties encountered in connection with the Company's mining activities, labour relations matters and costs and other matters discussed under *"Management's Discussion and Analysis of Financial Results" and in the Company's Annual Information Form under "Risk Factors."* The Company disclaims any obligation to update forward-looking statements.

Reported reserves and resources have been calculated in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM) on August 20, 2000. The reserves and resources are estimates and no assurance can be given that the indicated quantities of palladium and platinum will be produced.

EXHIBIT 4

Computershare

Investor Services

Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario
M5J 2Y1
Telephone 416-981-9500
Facsimile 416-981-9800
www.computershare.com

Canada
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May 6, 2002

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
The Toronto Stock Exchange

Dear Sirs:

Subject: **North American Palladium Ltd.**

We confirm that the following English material was sent by prepaid mail on May 3, 2002, to the registered shareholders of Common Shares of the subject Corporation:

1. Notice of Annual and Special Meeting of Shareholders/Management Information Circular
2. Proxy
3. Annual Report 2001 including Audited Annual Financial Statements
4. National Policy 41 Supplemental Mail List Form
5. Return Envelope

We further confirm that copies of the above mentioned material, were sent by courier on May 3, 2002, to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Policy Statement No. 41 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

Signed
Brian Robinson
Assistant Account Manager
Stock Transfer Services
(416) 263-9421